CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	4,257,000	$110	$468,270,000	$47,154.79

(1)	The securities registered herein are offered pursuant to an automatic shelf registration statement.
(2)	Includes 387,000 shares of Common Stock the underwriter has an option to purchase.
(3)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

 Filed pursuant to Rule 424(b)(7)

Registration No. 333-204761

PROSPECTUS SUPPLEMENT
Issued March 2, 2016
(To Prospectus dated June 5, 2015)

3,870,000 Shares

China Biologic Products, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement are offering 3,870,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBPO.” The last reported sale price of our common stock on the NASDAQ Global Select Market on March 2, 2016 was $111.11 per share.

________________

Investing in our common stock involves certain risks. See the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

________________

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

 ________________

PRICE $110.00 A SHARE

 ________________

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds before fees and expenses to Selling Stockholders
Per Share	$110.00	$3.00	$107.00
Total	$425,700,000	$11,610,000	$414,090,000

(1)	See section titled “Underwriting” for a description of the compensation payable to the underwriter.

________________

The selling stockholders have granted the underwriter an option to purchase, exercisable within 30 days from the date of this prospectus supplement, up to an additional 387,000 shares of common stock from them, at the purchase price.

________________

The underwriter expect to deliver the shares to purchasers on or about March 7, 2016.

________________

MORGAN STANLEY

March 2, 2016

PROSPECTUS SUPPLEMENT

June 5, 2015 PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus dated June 5, 2015, included in the registration statement on Form S-3 (No. 333-204761), which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. Neither we nor the underwriter has authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. Neither we nor the underwriter is making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our securities. It is important for you to read and consider all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision.

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires, all references to:

•	“China Biologic,” “we,” “us,” “our company,” or “our” are to the combined business of China Biologic Products, Inc., a Delaware corporation, and its direct and indirect subsidiaries;
•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	“Guizhou Taibang” are to our majority owned subsidiary Guizhou Taibang Biological Products Co., Ltd., a PRC company;
•	“Huitian” are to Xi’an Huitian Blood Products Co., Ltd., a PRC company in which we hold a minority equity interest;
•	“RMB” are to the legal currency of China;
•	“SEC” are to the U.S. Securities and Exchange Commission;
•	“Securities Act” are to the Securities Act of 1933, as amended;
•	“Shandong Taibang” are to our majority owned subsidiary Shandong Taibang Biological Products Co., Ltd., a PRC company;
•	“Taibang Biological” are to Taibang Biological Ltd, a British Virgin Islands company;
•	“Taibang Holdings” are to Taibang Holdings (Hong Kong) Limited, a Hong Kong company; and
•	“U.S. dollars” or “$” are to the legal currency of the United States.

S-1

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. Before making an investment decision, you should read carefully this entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus, including the “Risk Factors” section beginning on page S-7 of this prospectus supplement and the financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2015.

About China Biologic Products, Inc.

Overview

We are a biopharmaceutical company principally engaged in the research, development, manufacturing and sales of human plasma-based biopharmaceutical products, or plasma products, in China. We are among the top three producers of plasma products in China in terms of 2015 sales, based on our industry knowledge. We operate our business through two majority owned subsidiaries, Shandong Taibang, a company based in Tai’an, Shandong Province and Guizhou Taibang, a company based in Guiyang, Guizhou Province. We also hold a minority equity interest in Huitian, a plasma products company based in Xi’an, Shaanxi Province.

We have a strong product portfolio with over 20 different dosage forms of plasma products and other biopharmaceutical products across nine categories. Our principal products are human albumin and immunoglobulin for intravenous injection, or IVIG. Albumin has been used for almost 50 years to treat critically ill patients by assisting the maintenance of adequate blood volume and pressure. IVIG is used for certain disease prevention and treatment by enhancing specific immunity. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 37.6%, 39.3% and 44.1% of our total sales for 2015, 2014 and 2013, respectively. Sales of IVIG products represented approximately 42.2%, 40.4% and 38.0% of our total sales for 2015, 2014 and 2013, respectively. All of our products are prescription medicines administered in the form of injections.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In 2015, we generated sales of $296.5 million, an increase of 21.9% from 2014, and recorded net income attributable to our company of $89.0 million, an increase of 25.5% from 2014. In 2014, we generated sales of $243.3 million, an increase of 19.6% from 2013, and recorded net income attributable to our company of $70.9 million, an increase of 29.9% from 2013.

We operate and manage our business as one single segment. We do not account for the results of our operations on a geographic or other basis.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on growth of the plasma products market:

•	We are a leading producer of plasma products in China with strong growth potential.
•	We maintain a stable and growing supply of plasma with strategically located collection stations.
•	We have a robust near-term product pipeline to capture full plasma value chain backed by strong research and development capabilities.
•	We hold a leading position in China’s fast-growing IVIG products market.
•	We have a flexible and effective sales and distribution model aimed to maximize penetration.
•	We have an experienced and committed management team.

S-2

Our Business Strategy

Our mission is to become a first-class biopharmaceutical enterprise in China. To achieve this objective, we have implemented a business strategy with the following key components:

•	securing the supply of plasma;
•	further strengthening research and development capability;
•	developing the market and expanding our sales network; and
•	growing organically complemented by acquisition of competitors and/or other biologic related companies.

Corporate History and Structure

China Biologic Products, Inc. was originally incorporated on December 20, 1989 under the laws of the State of Texas as Shepherd Food Equipment, Inc. On November 20, 2000, Shepherd Food Equipment, Inc. changed its corporate name to Shepherd Food Equipment, Inc. Acquisition Corp., or Shepherd. Shepherd is the survivor of a May 28, 2003 merger between Shepherd and GRC Holdings, Inc., or GRC, a Texas corporation. In the merger, the surviving corporation adopted the articles of incorporation and bylaws of GRC and changed its corporate name to GRC Holdings, Inc. On January 10, 2007, a plan of conversion became effective pursuant to which GRC was converted into a Delaware corporation and changed its name to China Biologic Products, Inc. On July 19, 2006, we completed a reverse acquisition with Logic Express Ltd., or Logic Express, a British Virgin Islands company, as a result of which Logic Express became our wholly owned subsidiary, the former shareholders of Logic Express became our then controlling stockholders, and Logic Express’s majority owned PRC subsidiary, Shandong Taibang, became our majority owned indirect subsidiary.

Our common stock was initially quoted on the over-the-counter market maintained by Pink Sheets, LLC. On February 29, 2008, our common stock was approved for quotation on the Over-The-Counter Bulletin Board under the trading symbol “CBPO.OB.” On November 25, 2009, our common stock was approved for listing on the NASDAQ Global Market under the symbol “CBPO” and subsequently approved for listing on the NASDAQ Global Select Market on December 7, 2010.

S-3

The following chart reflects our current corporate organizational structure as of the date of this prospectus supplement:

(1)	Pursuant to an investment entrustment agreement dated September 12, 2008, Shandong Taibang holds the 35.0% equity interest in Huitian as a nominee for the benefit of Taibang Biological. For further details on the investment entrustment agreement, see our Current Report on Form 8-K filed with the SEC on October 16, 2008.
(2)	In February 2015, Taibang Holdings transferred its 82.76% equity interest in Shandong Taibang to Taibang Biotech (Shandong) Co., Ltd.
(3)	In October 2015, Guiyang Dalin Biologic Technologies Co., Ltd. increased its equity interest in Guizhou Taibang to 81.81% following a series of capital injections.

Corporate Information

Our principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. Our corporate telephone number is (8610) 6598-3111 and our fax number is (8610) 6598-3222. We maintain a website at http://www.chinabiologic.com that contains information about our company, but that information is not part of this prospectus supplement or incorporated by reference herein.

S-4

The Offering

Common stock offered by the selling stockholders	3,870,000 shares (or 4,257,000 shares if the underwriter exercises its option to purchase additional shares in full).

Option to purchase additional shares	The selling stockholders have granted the underwriter an option to purchase, exercisable within 30 days from the date of this prospectus supplement, up to an additional 387,000 shares of common stock from them at the purchase price.

Common stock outstanding immediately after this offering	26,590,974 shares.

Use of proceeds	We will not receive the proceeds of the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Select Market symbol	“CBPO.”

Lock-up	We, the selling stockholders, certain other existing stockholder and one director affiliated with the selling stockholders have agreed with the underwriter not to sell, transfer or dispose of any common stock or similar securities for a period of 90 days after the date of this prospectus supplement, subject to certain limited exceptions. See “Underwriting.”

The number of shares of our common stock to be outstanding immediately after this offering is based on 26,590,974 shares of our common stock outstanding as of February 25, 2016, and excludes:

•	651,897 shares of common stock issuable upon the exercise of options outstanding as of February 25, 2016 at a weighted average exercise price of $10.44 per share;

•	669,100 shares of common stock issuable upon the vesting of outstanding restricted stock as of February 25, 2016; and

•	1,182,945 shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan, or the 2008 Plan, as of February 25, 2016.

S-5

Summary Consolidated Financial Data

The summary consolidated statement of comprehensive income data for 2015, 2014 and 2013 and the summary balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

You should read the summary consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. Our historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,
	2015		2014		2013
	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
	(U.S. dollars in thousands, except per share data)
Sales	296,458	100.0	243,252	100.0	203,357	100.0
Cost of sales	106,483	35.9	80,026	32.9	65,484	32.2
Gross margin	189,975	64.1	163,226	67.1	137,873	67.8
Operating expenses:
Selling expenses	9,973	3.4	10,707	4.4	10,643	5.2
General and administrative expenses	41,392	14.0	32,130	13.2	36,074	17.7
Research and development expenses	6,024	2.0	4,162	1.7	4,223	2.1
Provision for other receivables in respect of an employee housing development project	–	–	5,068	2.1	–	–
Total operating expenses	57,389	19.4	52,067	21.4	50,940	25.0
Income from operations	132,586	44.7	111,159	45.7	86,933	42.7
Other income (expenses):
Equity in (loss) income of equity method investee	(1,311)	(0.4)	8,646	3.6	2,170	1.1
Interest expense	(1,727)	(0.6)	(3,698)	(1.5)	(1,135)	(0.6)
Interest income	5,551	1.9	6,645	2.7	4,433	2.2
Total other income, net	2,513	0.9	11,593	4.8	5,468	2.7
Earnings before income tax expense	135,099	45.6	122,752	50.5	92,401	45.4
Income tax expense	20,993	7.1	26,639	11.0	15,540	7.6
Net income	114,106	38.5	96,113	39.5	76,861	37.8
Less: Net income attributable to non-controlling interest	25,063	8.5	25,196	10.3	22,259	10.9
Net income attributable to company	89,043	30.0	70,917	29.2	54,602	26.9
Net income per share of common stock
Basic	3.40		2.85		2.05
Diluted	3.27		2.71		1.96

	Year Ended December 31,
	2015	2014
	(U.S. dollars in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	144,938	80,820
Restricted deposit	–	63,678
Accounts receivable, net of allowance for doubtful accounts	25,145	19,403
Total current assets	369,113	279,987
Total assets	551,466	446,847
Short-term bank loans, including current portion of long-term bank loans	–	57,903
Total current liabilities	71,655	120,682
Long-term bank loans, excluding current portion	–	40,000
Total liabilities	84,505	171,585
Total stockholders’ equity	466,962	275,262

S-6

RISK FACTORS

You should carefully consider the risks described below, and all of the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we may provide you in connection with this offering before deciding to invest in our common stock. If any of these risks actually occurs, it could have a material adverse effect on our business, financial condition and results of operations. In addition, such risks are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could, in the future, also materially and adversely affect our business, financial condition or results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

The biopharmaceutical industry in China is strictly regulated and changes in such regulations, including banning or limiting plasma products, may have a material adverse effect on our operations, revenues and profitability.

The principal raw material of our existing and planned biopharmaceutical products is human source plasma, which, due to its unique nature, is subject to various quality and safety control risks which include, but are not limited to, contaminations and blood-borne diseases. In addition, current technology cannot eliminate entirely the risk of biological hazards inherent in plasma that are not currently known or for which screens are currently commercially available, which could result in a widespread epidemic due to blood infusion. As a result, the biopharmaceutical industry in China is strictly regulated by the government. The regulatory regime regulates the process of administrative approval of medicine and its production, and includes laws and regulations such as the PRC Pharmaceutical Law, the Implementation Rules on the PRC Pharmaceutical Law and the Regulations on the Administration of Blood Products. These laws and regulations require entities producing blood products to comply strictly with certain hygienic standards and specifications promulgated by the government. In the event that human plasma is discovered to be not compliant with the government’s hygienic standards and specifications, the health department may revoke its approval of the blood product, or otherwise limit the use of such blood product. Changes in these laws and regulations, including banning or limiting plasma products, could have a material adverse effect on our operations, revenues and profitability.

If the biopharmaceutical products we sell are found to be contaminated, our operation, revenues and profitability would be severely and adversely affected and we may be subject to civil and criminal liabilities.

We currently collect plasma from human donations to our plasma stations in Shandong, Guangxi and Guizhou Provinces. If any of our human donors is infected with diseases, then the plasma from such donor may be infected. Although we pre-screen all donors in order to ensure that they are not infected with HIV and hepatitis C and have not contracted liver disease, screening tests may fail to identify and exclude from our supply the plasma from infected donors due to technical limitation and human errors. If such contaminated plasma is not appropriately screened out, our entire plasma supply for the relevant plasma station may become contaminated. In 2015, we purchased source plasma and plasma pastes totaling 143 tonnes from Xinjiang Deyuan Bioengineering Co., Ltd., or Xinjiang Deyuan. We performed screening tests on the purchased plasma before putting it into production. However, we may fail to identify the contaminated plasma from Xinjiang Deyuan due to the technical limitation and/or human errors. If the plasma from our collection or purchased from Xinjiang Deyuan is found to be contaminated and we sell biopharmaceutical products made from that plasma, we could be subject to civil liability from suits brought by consumers. Further, we may lose our registration and have criminal liability if we are found by the government to have been criminally negligent. If this occurs, our business, prospects, results of operations and financial condition will be materially and adversely affected.

If our supply of quality plasma is interrupted, our results of operations and profitability will be adversely affected. In addition, if we experience any shortage of raw materials in the future, we may be unable to proceed with our long-term business plan and we may be forced to curtail or cease our operations or further business expansion.

The production of plasma products relies on the supply of plasma of suitable quality. For 2015, 2014, and 2013, the cost of plasma we used for production accounted for approximately 82.3%, 80.1%, and 74.1%, respectively, of total production cost. The supply and market prices of plasma may be adversely affected by factors such as heightened or new regulatory restrictions, higher living standards or outbreaks of diseases, any of which would affect our costs of production. We may not be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or market prices of plasma may adversely affect our results of operations and profitability.

S-7

Our production volume, capacity utilization and future expansion are affected by a contraction in the supply of raw materials, especially plasma. In addition to the plasma collected from our own plasma stations, we also outsource plasma from Xinjiang Deyuan pursuant to a cooperation agreement entered into in August 2015. Under this cooperation agreement, Xinjiang Deyuan agreed to sell to us no less than 500 tonnes of source plasma in batches over the next three years. We cannot assure you, however, that Xinjiang Deyuan will always deliver the source plasma on schedule or such plasma will always pass our quality inspection. If we experience any shortage of plasma supply or fail to secure sufficient plasma supply for our production, we may not be able to fully utilize our production capacity or proceed with our expansion plans.

We may not be able to carry on our business if we lose any of the required permits and licenses.

We and Huitian are required to obtain from various PRC governmental authorities certain permits and licenses, including permits for pharmaceutical manufacturing and GMP, or the good manufacturing practice, certificates for each of our plants, as well as pharmaceutical distribution permits.

Each of the production facilities operated by us and Huitian is required to obtain a GMP certificate for its pharmaceutical production activities. In February 2011, China Food and Drug Administration, or the CFDA, enacted the new GMP standard, which has significantly increased standards for quality control, documentation, and overall manufacturing processes that applied to each of the production facilities operated by us and Huitian as of December 31, 2013. In order for us to meet the new GMP standard, we have upgraded the related production facilities of Shandong Taibang and Guizhou Taibang, which obtained the renewed GMP certificates and resumed commercial production of plasma products in June 2013 and March 2014, respectively. Huitian suspended its production in late 2013 and obtained the GMP certification for its new plasma production facility in Xi’an in February 2016 and commenced commercial production thereafter.

We have also obtained permits and licenses and GMP certificates required for the manufacturing and sales of our products. Our permits and licenses are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities, and the compliance standards may be subject to change from time to time. We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. However, we cannot guarantee that we may renew such permits and licenses in a timely manner, or at all. If we are unable to renew our permits and licenses or fail an inspection which would impair our permits and licenses, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, any changes in compliance standards, or any new laws or regulations that may prohibit or render it more restrictive for us to conduct our business or increase our compliance costs may adversely affect our operations and profitability. For example, we expect our on-going compliance cost to increase under the new GMP standard as compared to the previous standard. As a result, our business and financial condition may be materially and adversely affected.

We may fail to obtain, maintain or renew required licenses and permits for our plasma stations. In addition, if we fail to adequately monitor our plasma stations, follow proper procedures or comply with safety requirements, we may be subject to sanctions by the government, civil and criminal liability. Any of these events could have a material adverse effect on our business, reputation and prospects.

We currently operate 11 plasma stations (including one branch collection facility) through Shandong Taibang and two plasma stations through Guizhou Taibang. Huitian, a company in which we hold a minority interest, operates three plasma stations in Shaanxi Province. To enable growth in our sales, we are seeking opportunities to build more plasma stations. In October 2014, we received the regulatory approval to build two new plasma collection stations in Hebei Province. These new plasma collection stations were under construction as of the date of this prospectus supplement. In September 2015, we received the regulatory approval to build a new branch collection facility to operate under our Ningyang plasma collection station in Shandong Province. We obtained the operating permit for this new plasma collection facility in October 2015 and commenced plasma collection thereafter. The operation of plasma stations, however, is highly regulated and we cannot assure you that we will be able to obtain, maintain and renew the required licenses and permits for existing and new plasma stations in desirable locations or in a timely manner, if at all. For example, we have experienced difficulties and delays in obtaining and/or renewing the business licenses and collection permits for a new plasma station in Pu Bei, Guangxi Province and five existing plasma stations we acquired in Guizhou Province. While we monitor our plasma intake procedures through frequent unscheduled inspections of our stations, there remain risks that our plasma stations may fail to comply with hygiene and procedural requirements for plasma screening, collection, storage and tracking. If we fail to comply with any of these requirements, we may lose our plasma collection permits or incur criminal liability if we are found by the government to have been criminally negligent. In the case of plasma contamination, we may also be subject to civil liability from suits brought by consumers of our biopharmaceutical products. In addition, failure to comply with hygiene and procedural requirements may cause harm to donors, who may contract diseases from other donors, among other things. Any such incident may subject us to government sanctions, civil or criminal liabilities. If any of these events were to occur, our business, reputation and prospects would be materially and adversely affected.

S-8

Our operations, sales, profit and cash flow will be adversely affected if our plasma products fail to pass inspection in a timely manner.

The PRC government inspects each batch of our plasma products before we can ship it to our customers. The CFDA has quality standards which require the regulators to assess, among other things, the appearance, packing capacity, thermal stability, pH value, protein content and percentage of purity of the product. We must strictly comply with relevant rules and regulations throughout the lifecycle of each product including plasma collection, delivery, production and packaging. Government regulators typically take more than a month to inspect one batch of plasma products. The process begins when the regulator randomly selects samples of our products and delivers them to the PRC National Institute for the Control of Pharmaceutical and Biological Products, or NICBPB, for testing, and the process ends when the products are given final approval by NICBPB. In the event that the regulators delay the approval of or reject our products or change the requirements such that we are unable to comply, our operations, sales, profit and cash flow will be adversely affected.

Current or worsening economic conditions may adversely affect our business and financial condition.

We currently generate sufficient operating cash flows which provide us with significant working capital. However, any uncertainty arising out of economic conditions may affect our ability to manage normal relationships with our customers, suppliers and creditors and adversely affect our results of operations, cash flows and financial condition, or those of our customers, suppliers and creditors. Current or worsening economic conditions may adversely affect the ability of our customers to pay for our products, and curtail their spending on healthcare generally. This could result in a decrease in the demand for our products, declining cash flows, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of our suppliers, which could cause a disruption in our production capacities. Such reductions and disruptions could have a material adverse effect on our business operations.

Our inability to successfully research and develop new biopharmaceutical products could have an adverse effect on our future growth.

We believe that the successful development of biopharmaceutical products can be affected by many factors. Products that appear to be promising in the early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for any new medicine is a relatively lengthy process. In our experience, the process of conducting research and various tests on new products before obtaining a new medicine certificate from the CFDA and subsequent procedures may take approximately three to five years. We cannot assure you that our future research and development projects will be successful or that they will be completed within the anticipated time frame or budget. Also, we cannot guarantee that we will receive the necessary approvals from relevant authorities for the production of our newly developed products. Even if such products could be successfully commercialized, we cannot assure you that they will be accepted by the market as anticipated.

S-9

As mandated by a CFDA notice promulgated on July 22, 2015, all pharmaceutical enterprises that are in the process of registration application are required to inspect the data from the clinical trials and report the inspection results to the CFDA and to withdraw the registration application should any deficiency surface from such inspection. Since July 22, 2015, a total of 1,184 (including 1,150 withdrawn and 34 rejected) or 81.3% of 1,457 drugs on the self-inspection list for clinical trials have ceased the application process.

The three typical reasons for applications withdrawals include:

•	insufficiency of application documents;

•	quality issue uncovered from trial data;

•	voluntary withdrawal to improve the quality of clinical trial data.

We withdrew the registration application for human hepatitis B immunoglobulin (pH4) for intravenous injection as a result of our self-inspection in December 2015 with the aim to improve the quality of clinical trial data.

Given the uncovered quality issues and rising costs for clinical trials, certain small drug manufacturers may face increased difficulty in submitting new registration applications, which could accelerate the CFDA’s overall review process. We cannot assure you, however, that our registration applications will benefit from this new CFDA practice. Our new product launches might be delayed or aborted due to our withdrawal in December 2015 and any forced or voluntary withdrawal of our other products in the process of registration application in the future should quality issues be uncovered from the inspection of the relevant clinical trial data. Such delay or abortion could have a material adverse effect on our results of operations, financial condition and prospects.

Significant uncertainties remain with respect to the implementation of the recently announced deregulation on price controls over drug products, and we may not have discretion to increase the prices of our products until implementation rules are in place. Our ability to increase the prices of our products is also subject to ongoing government supervision and limited by general market conditions and intense competition.

Prior to the deregulation of price controls, retail prices of certain pharmaceutical products were subject to various price-related regulations. In accordance with these price-related regulations, seven of our principal products (i.e., human albumin, IVIG, human rabies immunoglobulin, human tetanus immunoglobulin, factor VIII, PCC and human immunoglobulin) were included in the NIC and were subject to tender price ceilings. Two other principal products (i.e., placenta polypeptide and human hepatitis B immunoglobulin), although not included in the NIC, were also subject to tender price ceilings in certain PRC provinces. See “Business — Regulation” for further details.

Effective on June 1, 2015, the PRC National Development and Reform Commission, or the NDRC, removed the retail price ceilings for all drug products (except for anesthetics and category I antipsychotics) in China. As of the date of this prospectus supplement, it remains unclear, however, how and to what extent such deregulation will have a positive impact on our pricing strategies and ultimately our revenue and profitability. Until implementation rules are in place to enforce the deregulation, we still may not have discretion to increase the prices we charge hospitals, inoculation centers and distributors for price-controlled products above the relevant controlled tender price ceiling under the former regulatory regime, which may adversely affect our revenue and profitability. In addition, despite the announced deregulation on price controls, the PRC government continues to closely supervise and monitor drug products pricing. For example, on May 4, 2015, the NDRC issued a notice to local regulators in order to strengthen the supervision of pricing activities in the drug products market. Among other objectives, this NDRC notice aims to monitor price inflations and fraudulent pricing practices, promote a transparent market pricing system, and establish a multi-tiered supervisory system to maintain an orderly drug products market. Although we believe that the deregulation on price controls should be a favorable policy development for our industry and business in the long term, we cannot assure you that the retail prices of our products will increase in the absence of price ceilings due to such ongoing government supervision and monitoring.

In addition, our pricing practices may also be affected by the general market conditions and intense competition. To the extent the demand for our products declines or competition intensifies, we may decide to respond by reducing our prices in order to capture the declining market demand and maintain the competitiveness of our products. See also “—We are subject to intense competition and may encounter increased competition from both local and overseas pharmaceutical enterprises if PRC regulators relax the approval process for plasma products or international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects” below. If the margin of any of our products becomes prohibitively low, we may stop manufacturing such product, which may further adversely affect our revenue and profitability.

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If reimbursement or other payment for our current or future products is reduced or modified in the PRC, including through the implementation of government-sponsored healthcare reform or other similar actions, cost containment measures, or changes to policies with respect to pricing, then our business could suffer.

Sales of our products depend, in part, on the extent to which the costs of our products are paid by the public payors. These public payors mainly consist of local governments which reimburse the medicines covered by the NIC. The local governments update the NIC on a regularly basis and may remove certain medicines from the NIC. These public payors may also reduce the reimbursement amounts for certain medicines under the NIC. These measures by local governments may limit, reduce or eliminate payments for our products and adversely affect both pricing flexibility and demand for our products.

Legislation and regulations affecting reimbursement for our products may change at any time and in ways that may be adverse to us. We cannot predict the impact of these pressures and initiatives, or any negative effects of any additional regulations that may affect our business.

Some of our owned or leased properties have title defects or non-compliance, which could adversely affect our business operations.

Some of our owned or leased properties have title defects or non-compliance. For example, we use properties built on collectively owned rural land for one of our plasma collection stations. We are also in the process of obtaining the property ownership certificate for another one of our plasma collection stations. Although such title defects and non-compliance have not adversely affected our business operations, we cannot assure you that we will be able to rectify such defects and non-compliance in a timely manner or at reasonable costs, if at all. For example, under PRC laws, collectively owned rural land may not be used for commercial purposes and we may be required to vacate and seek other space to house our collection facilities. For the collection station built on collectively owned rural land, under the lease agreement for the collectively owned rural land among us, the local government and the economic collective which owns the land, the economic collective is required to assist us in securing legal rights to use such land. If the economic collective fails to perform its obligations under the lease agreement, or the lease agreement is deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding the land otherwise arise, we may be required to relocate our collection station. Any disputes or claims relating to our owned or leased properties or land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations. In addition, we may not be able to secure alternative sites and properties, if required, in a timely manner or at reasonable costs, which could adversely affect our business operations.

Our financial position and operations may be materially and adversely affected if our product liability insurance does not sufficiently cover our liabilities.

Under current PRC laws, manufacturers and vendors of defective products in China may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, which became effective in 1987, a defective product that causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability.

The Product Quality Law of the PRC, or the Product Quality Law, was enacted in 1993 and revised in 2000. The Product Quality Law was enacted to protect the rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Under the Product Quality Law, manufacturers who produce defective products may be subject to fines and production suspension, and in severe cases, be subject to criminal liability and may have their business licenses revoked.

The PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers’ Rights Law, was enacted in 1993 to further protect the legal rights and interests of consumers in connection with the purchase or use of goods and services. All businesses, including our business, must observe and comply with the Consumers’ Rights Law.

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The Tort Liability Law of the PRC was enacted in December 2009, which imposes liability on manufacturers for damages caused by defects in their products. If the defects are caused by third parties such as transporters or storekeepers, manufactures may be entitled to claim for indemnification or contribution from such third parties for making compensation to the consumers.

We maintain two product liability insurance policies for sales in China for Shandong Taibang and Guizhou Taibang’s products in the amount of $3.1 million (RMB20 million) each. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

Product liability claims or product recalls involving our products could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma products. Plasma is a biological substance that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, our plasma and plasma products, if not properly collected, tested, pathogen-inactivated, processed, stored or transported, could cause serious disease and possibly death to patients. Further, there are viral and other infections of plasma which may escape detection using current testing methods and which are not susceptible to inactivation methods. Any infection of disease by persons using our products could result in claims against us. Since our establishment in 2002, we have been subject to four lawsuits filed by patients who were treated with our products and received blood and/or plasma transfusions. In three of these cases, we were ordered to contribute a portion of the compensation for the patients even though the courts did not find that our products were defective or caused the patients’ illness. The required contribution by us was immaterial in these three cases. The fourth case is pending in an ongoing litigation, which we vigorously defend. We cannot assure you that there will be no future claims against us or that we will always succeed in defending against such claims. Furthermore, the presence of a defect in a product could require us to carry out a recall of such product.

A product liability claim, regardless of merit or eventual outcome, or a product recall could result in substantial financial losses, civil and criminal liabilities, administrative sanctions, revocation of business and product permits and licenses, negative reputational repercussions and an inability to retain customers. If our products are found to be defective and our insurance coverage is insufficient to cover a successful claim against us, our financial position and operations may be materially and adversely affected.

We are subject to intense competition and may encounter increased competition from both local and overseas pharmaceutical enterprises if PRC regulators relax the approval process for plasma products or international trade restrictions. A change in our competitive environment could adversely affect our profitability and prospects.

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in China. These competitors may have more capital, better research and development resources, expanded manufacturing and marketing capabilities and more experience than we do. The plasma-based biopharmaceutical manufacturing industry in China is highly regulated, and although we believe that compliance with the regulatory requirements pose a competitive barrier to enter into the Chinese market, over time, however, there may be new entrants. If the government relaxes these restrictions and allows more competitors to enter into the market, these competitors may have more capital, better research and development resources, more manufacturing and marketing capability and experience than us. Our operating results and financial condition may be adversely affected if competition intensifies, competitors reduce prices to gain market share, or competitors develop new products having comparable medicinal applications or therapeutic effects which are more effective or less costly than ours.

In addition, we also face competition from imported products. Since 2009, there has been a substantial increase in volume of imported human albumin in China, which competes in domestic human albumin market. In addition, we compete with foreign biopharmaceutical manufacturers that set up production facilities in China and compete directly with us. The increased supply of both domestic and foreign biopharmaceutical products in China may result in lower sales or lower prices for our products. We cannot assure you that we will remain competitive or that our profitability and prospects will not be adversely affected.

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We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our success, to a certain extent, is attributable to the expertise and experience of our senior management and key research and technical personnel who carry out key functions in our operation. If we lose the service of any of our senior management or key research or technical personnel or fail to attract additional personnel with suitable experience and qualification, our business operations and research capability may be adversely affected.

We have a secondment agreement with the Shandong Institute, which is expected to terminate upon its future privatization, for certain of our employees. If the secondment agreement is breached or terminated, it could have an adverse effect on our operations and on our financial results.

Shandong Institute of Biological Products, or the Shandong Institute, provided us with 59 of our employees, including certain key management personnel, out of our total of approximately 1,726 employees as of December 31, 2015, pursuant to a secondment agreement dated October 28, 2002, between Shandong Taibang and the Shandong Institute. Pursuant to the secondment agreement, we are responsible for the salaries of these employees, as well as for their social benefits such as insurance. Our secondment agreement with the Shandong Institute will expire on the earlier of October 2032 or the privatization of the Shandong Institute, which was originally scheduled to occur before the end of 2008. However, the privatization of the Shandong Institute has been delayed indefinitely due to delay by the Shandong Department of Health in implementing the privatization plan. Upon expiration or termination of the secondment agreement, we plan to hire the seconded employees directly. However, we cannot assure you that all of the employees will accept our employment offers at that time. Guangli Pang, Shandong Taibang’s chief executive officer is employed through the secondment agreement. Although none of our seconded employees have indicated that they do not plan to continue working for us after the privatization, if the secondment agreement is terminated or expires and we are unable to hire those employees or their replacements on time, our operations, as well as our financial results, may be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property or proprietary information.

We regard our intellectual property, particularly our patents and trade secrets, to be of considerable value and importance to our business and our success. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements to protect our intellectual property rights. Failure to protect our intellectual property rights could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our patents and trade secrets, could result in the expenditure of significant financial and managerial resources.

As of December 31, 2015, we held 53 issued patents and had 13 pending patent applications in China for certain manufacturing processes and packaging designs. We may not be able to successfully obtain the approval of the PRC authorities for our patent applications. As of December 31, 2015, we also had 8 trademarks registered in China.

While we are not aware of any infringement on our intellectual property and we have not been notified by any third party that we are infringing on their intellectual property, our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technologies and operate without infringing upon the intellectual property rights of others. Policing unauthorized use of proprietary technologies is difficult and expensive. The steps we have taken may not be adequate to prevent unauthorized use of our intellectual property rights.

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The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to tighten up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many more developed countries, including the United States, and the enforcement of such laws and regulations in China has not achieved the levels reached in those countries. The administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and noncompliant infringement.

We also rely on confidentiality agreements with our management and employees to protect our confidential proprietary information. However, the protection of our intellectual property may be compromised as a result of:

•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	infringement by others of our proprietary information and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may have a material adverse effect on our operations.

We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our patents, trademarks, confidential proprietary information or similar proprietary rights. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we cannot guarantee that we would be able to halt any unauthorized use of our intellectual property through litigation in a timely manner.

Furthermore, we cannot assure you that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.

Finally, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

A disruption in the supply of utilities, fire or other calamity at our manufacturing plant would disrupt production of our products and adversely affect our sales.

Our products are manufactured at our production facilities located in Tai’an, Shandong Province and Guiyang, Guizhou Province in China. While we have not in the past experienced any calamities which disrupted production, any disruption in the supply of utilities, in particular, electricity or power supply, or any outbreak of fire, flood or other calamity resulting in significant damage at our facilities would severely affect our production and have a material adverse effect on our business, financial condition and results of operations.

We maintain insurance policies covering losses with respect to damages to our properties and products. We do not have insurance coverage for inventories of raw materials or business interruption. We cannot assure you that our insurance would be sufficient to cover all of our potential losses.

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If we do not maintain strong financial controls, investor confidence in us may decline and our stock price may decline as a result.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of our company’s internal control over financial reporting. In addition, the independent registered public accounting firm auditing the financial statements must also attest to the operating effectiveness of our company’s internal controls.

A report of our management and attestation by our independent registered public accounting firm is included in our Annual Report on Form 10-K for the year ended December 31, 2015. Our management has concluded that our internal controls over financial reporting as of December 31, 2015 were effective. We have in the past discovered, and may in the future discover, material weakness in our internal controls. For example, we identified material weaknesses related to review controls on the accounting for income taxes and derivative instrument valuation as described under Item 9A of our Annual Report on Form 10-K for year ended December 31, 2010, which were subsequently remediated in 2011 as described under Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2011. However, we cannot guarantee that these remedies will continue to be effective. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. This could reduce investors’ confidence in our reported financial information, which in turn could result in lawsuits being filed against us by our stockholders, otherwise harm our reputation or negatively affect the trading price of our common stock.

Pending disputes regarding Guizhou Taibang’s equity ownership against us, if not resolved in our favor, could result in dilution to our shareholding percentage in Guizhou Taibang.

Guizhou Jie’an Company, or Jie’an, a minority shareholder of Guizhou Taibang, filed several lawsuits against Guizhou Taibang over the years, seeking to, among other requests, register 1.8 million shares in Guizhou Taibang, approximately 2% of Guizhou Taibang’s registered capital, under Jie’an’s name with the local Administration of Industry and Commerce, or AIC. Some of these cases were ruled in our favor and others were still pending as of the date of this prospectus supplement. See “Item 3—Legal Proceedings—Dispute with Jie’an over Certain Capital Injection into Guizhou Taibang” in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, for details. In addition, as a result of the appellate court’s unfavorable ruling in one of the lawsuit with Jie’an in December 2014, Guizhou Taibang paid RMB22.6 million (approximately $3.5 million) in 2015 into an escrow held by the trial court pending further appeal for such case. In June 2015, Guizhou Taibang appealed to the High Court of Guizhou, which overruled the decision of the appellate court and remanded the case to the trial court for retrial in September 2015. Although we, based on our PRC litigation counsel’s assessment, do not expect Jie’an to prevail in these pending litigations, we cannot assure you that the final judgment will be in our favor. If Guizhou Taibang is ordered to register the 1.8 million shares for Jie'an, our ownership interest in Guizhou Taibang will be diluted to 80%, and we may be required to pay Jie’an accumulated dividends of RMB18.3 million (approximately $2.8 million) and related interest expenses (being its claimed share of Guizhou Taibang’s accumulated dividend distributions associated with the 1.8 million shares and the accrued interest from the date when Jie’an’s capital contribution was deemed effective till December 31, 2014) from Guizhou Taibang. As of December 31, 2015, Guizhou Taibang had maintained, on its balance sheet, payables to Jie’an of RMB5.0 million (approximately $0.8 million) as received funds in respect of the 1.8 million shares in dispute, RMB1.4 million (approximately $0.2 million) for the over-paid subscription price paid by Jie’an and RMB3.7 million (approximately $0.6 million) for the accrued interest.

Risks Relating to Doing Business in China

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the PRC government have had a positive effect on the economic development of the country. The reformed economic infrastructure and legal systems, however, may be subject to abrupt adjustments by the government. These adjustments, especially that in the following areas, could either benefit or damage our operations and profitability:

•	level of government involvement in the economy;

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•	control of foreign exchange;

•	methods of allocating resources;

•	international trade restrictions; and

•	international conflict.

The PRC economy differs from the economies of most member countries of the Organization for Economic Cooperation and Development, or the OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the PRC economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our operating subsidiaries in China. Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, most of our executive officers and directors are residents of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States or to enforce a judgment obtained in the United States against our PRC operations and subsidiary.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States and substantially all the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

There is also uncertainty as to whether the PRC courts would recognize or enforce judgments of U.S. courts. Our counsel as to PRC law has advised us that although recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law, recognition and enforcement of a foreign judgment by PRC courts depend on treaties or reciprocity between China and the country where the judgment is made. China does not have any treaties or other arrangements with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. So it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

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The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the PRC economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy and any regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in PRC-based properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales effectively.

Substantially all of our sales are settled in RMB, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or other payments in U.S. dollars. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investments and loans, is subject to governmental approval and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividends we issue that will be exchanged into U.S. dollars, as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, RMB has no longer been pegged to U.S. dollars. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against U.S. dollars in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Currently, some of our raw materials and major equipment are imported. In the event that the U.S. dollars appreciate against RMB, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer. In addition, if our sales to international customers grow, we will be increasingly subject to the risk of foreign currency depreciation.

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Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions, pay dividends to you and otherwise fund and conduct our business.

Substantially all of our profits are earned by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10.0% of their annual after-tax profits determined in accordance with PRC generally accepted accounting principles to a statutory general reserve fund until the amounts in such fund reaches 50.0% of their registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit the ability of our PRC subsidiaries to distribute profits to us or otherwise materially adversely affect us.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicle, or Circular 37, which was promulgated by the PRC State Administration of Foreign Exchange , or SAFE, and became effective on July 4, 2014, (1) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or an Overseas SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change in the Overseas SPV’s PRC resident shareholder, name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division.

We have requested the beneficial holders of our stock who are PRC residents to register with the relevant branch of SAFE in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries pursuant to Circular 37 or the predecessor regulation of Circular 37, namely the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, as the case may be. As Circular 37 was recently promulgated, it remains unclear how it will be interpreted and implemented, and how or whether SAFE will apply it to us. Therefore, we cannot predict how it will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 37 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 37. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. Failure of our present or future PRC resident beneficial holders to comply with Circular 37 could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit the ability of our PRC subsidiaries to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations.

In August 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or Circular 10, which became effective in September 2006 and was amended in June 2009. This regulation, among other things, governs the approval process by which a PRC company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, Circular 10 requires the PRC parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with Circular 10 is likely to be more time-consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to Circular 10, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

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Circular 10 allows PRC government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the PRC Ministry of Commerce, or MOFCOM, and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the PRC business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

The Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, The PRC State Administration of Tax, or SAT, issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation on non-PRC enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a PRC enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (1) its senior management in charge of daily operations reside or perform their duties mainly in China; (2) its financial or personnel decisions are made or approved by bodies or persons in China; (3) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (4) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25.0% on its worldwide income and must pay a withholding tax at a rate of 10.0% when paying dividends to its non-PRC shareholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on imposition of tax from non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case. If a withholding tax were imposed on dividend payments to our non-PRC shareholders under the EIT Law, U.S. holders may be able to credit such withholding tax against their U.S. tax. U.S. holders should consult their tax advisors regarding the applicability of this credit.

We may be deemed to be a resident enterprise by PRC tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25.0% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-PRC source income would be subject to PRC enterprise income tax at a rate of 25.0%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10.0% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the “resident enterprise” classification could result in a situation in which a 10.0% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. Finally, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax. We are actively monitoring the possibility of “resident enterprise” treatment and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

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We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

SAT released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%.

SAT subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-resident Enterprises, or SAT Notice 7, which became effective on February 3, 2015. SAT Notice 7 abolished the compulsive reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed as a withholding agent with the obligation to withhold and remit the enterprise income tax to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test.

There is little guidance and practical experience regarding the application of Circular 698 and the related SAT notices. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, we may become at risk of being taxed under Circular 698 and the related SAT notices and we may be required to expend valuable resources to comply with Circular 698 and the related SAT notices or to establish that we should not be taxed under Circular 698 and the related SAT notices, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other U.S. laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the relevant statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. PRC anti-corruption laws also strictly prohibit bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Particularly, most of the hospitals and inoculation centers in China are state-owned entities, whose employees may be recognized as foreign government officials for the purpose of FCPA. Therefore, any payments, expensive gifts or other benefits provided to an employee of the state-owned hospital or inoculation center may be deemed violation of FCPA. Violations of FCPA or PRC anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, prospects, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability under FCPA violations committed by companies in which we invest or that we acquire.

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If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

In recent years, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed the “reverse merger” transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed PRC-based companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits, SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and our business operations will be severely impacted and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in China. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where substantially all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, substantially all of our operations are located in China. Since substantially all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations or business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

The vast majority of our sales are to customers in China, and we have all of our operations in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual reports may be located in China, and certain audit procedures may take place within China’s borders. The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities. Like many U.S. companies with significant operations in China, our independent registered public accounting firm may rely on a Chinese member firm for assistance in completing the audit work associated with our operations in China.

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On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC, and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, Chinese member firms of “Big four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent registered public accounting firm, KPMG Huazhen LLP. A delinquency in our filings with the SEC may result in NASDAQ initiating procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our Annual Report may include audit documentation located in China. PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our Annual Report filed with the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of auditors that are located in China through such inspections.

The inability of the PCAOB to conduct inspections of an auditor’s work papers in China makes it more difficult to evaluate the effectiveness of any of our auditor’s audit procedures or quality control procedures that may be located in China as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our Stock and This Offering

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our common stock is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include, among others:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

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•	speculation about our business in the press or the investment community, including negative publicity and short seller reports that make allegations against us, even if unfounded;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

•	customer demand for our products;

•	investor perceptions of our industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	sales of our common stock, including sales by our directors, officers or significant stockholders;

•	additions or departures of key personnel; and;

•	investor perception of litigation, investigation or other legal proceedings involving us or certain of our individual stockholders or their family members.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our common stock and other interests in our company at a time when you want to sell your interest in us.

The provisions in our currently effective certificate of incorporation and bylaws and our preferred shares rights agreement might discourage, delay or prevent a change of control of our company or changes in our management and, therefore depress the trading price of the common stock.

Upon stockholders’ approval on July 20, 2012, we have adopted amended and restated certificate of incorporation and bylaws, which contained provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors, rather than to attempt a hostile takeover.

These provisions include, among others:

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	division of our board of directors into three classes with staggered terms;

•	elimination of the right of our stockholders to act by written consent;

•	prohibiting stockholders from calling a special meeting of the stockholders;

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•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and

•	requiring super majority stockholder vote to amend certain provisions of the amended and restated certificate of incorporation and bylaws.

Approved on June 20, 2014, our currently-in-effect bylaws authorize our stockholders who hold 25.0% of our entire capital stock issued and outstanding and are entitled to vote to call a special meeting of the stockholders.

On January 8, 2015, our board of directors adopted a preferred shares rights agreement between us and the Securities Transfer Corporation, as the rights agent. This agreement provides, among other things, that when specified events occur, our stockholders will be entitled to purchase from us a fraction of a share of series A participating preferred stock for each share of common stock they own. Such preferred stock purchase rights are triggered by the earlier to occur of (1) 10 business days (or a later date determined by our board of directors before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15.0% or more of our outstanding common stock or (2) 10 business days (or a later date determined by our board of directors before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred stock pursuant to this preferred shares rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Our board of directors had previously adopted a similar preferred shares rights agreement on November 19, 2012, which expired on November 20, 2014.

We do not intend to pay dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

The sale or availability for sale of substantial amounts of our common stock could adversely affect their market price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. As of February 25, 2016, there were 26,590,974 shares of common stock outstanding, and the selling stockholders will offer 3,500,000 shares of common stock in this offering.

Subject to certain exceptions described under the caption “Underwriting,” we, the selling stockholders, certain other existing stockholder and one director affiliated with the selling stockholders have agreed with the underwriter not to offer, sell or agree to sell, directly or indirectly, any shares of our common stock without the permission of the underwriter for 90 days after the date of this prospectus supplement. When the lock-up period expires, our locked-up security holders will be able to sell shares in the public market. Moreover, the underwriter may, in its discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the applicable lock-up period.

Subject to the applicable restrictions and limitations under Rule 144 of the Securities Act and other than restricted shares that certain stockholders hold, all of our common stock outstanding is eligible for sale in the public market. In addition, holders of a substantial number of shares of our common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for public offering of our securities. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock.

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We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise, conversion or exchange of other securities), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our common stock are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our common stock are likely to be volatile and could fluctuate widely in response to factors beyond our control. For example, if one or more of the industry analysts or ratings agencies who cover us downgrades us or our common stock, or publishes unfavorable research about us, the price of our common stock may decline. If one or more of these analysts or agencies cease to cover our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our common stock or trading volume to decline. In addition, the performance and fluctuation of the market prices of other China-based, U.S.-listed healthcare companies may affect the volatility in the price of and trading volume for our common stock. In recent years, a number of PRC-based companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines following their initial public offerings. The trading performances of the securities of these PRC-based companies at the time of or after their offerings may affect the overall investor sentiment towards PRC-based companies listed in the United States and consequently may impact the trading performance of our common stock. These broad market and industry factors may significantly affect the market price and volatility of our common stock, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for specific business reasons. Any of these factors may result in large and sudden changes in the volume and price at which our common stock will trade. We cannot give any assurance that these factors will not occur in the future again. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into these documents contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “project,” “may,” “will,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, and include statements regarding the intent, belief or current expectations of our company and management that are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those set forth under “Risk Factors” beginning on page S-7 of this prospectus supplement, under Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 to the extent not restated herein, and in our future filings made with the SEC.

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus also contain statements that are based on management’s current expectations and beliefs, including estimates and projections about our company, industry, financial condition, results of operations and other matters. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict.

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus also contain certain data and information that we obtained from various government, private and commercial sources and publications. Statistical data in these sources and publications also include projections based on a number of assumptions. The plasma products market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our common stock. In addition, the rapid development of China’s plasma products market results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements obtained from such government, private and commercial sources and publications.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus supplement, whether as a result of any new information, future events or otherwise.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

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MARKET PRICE OF COMMON STOCK

The following table sets forth the high and low trading prices of our common stock on the NASDAQ Global Select Market, for the periods indicated. The last reported sale price of our common stock on the NASDAQ Global Select Market on March 2, 2016 was $111.11 per share.

		Price Per Share
		High	Low
		($)	($)
2014
	First Quarter	38.60	26.66
	Second Quarter	50.00	33.49
	Third Quarter	58.00	43.21
	Fourth Quarter	71.13	47.23
2015
	First Quarter	96.80	64.36
	Second Quarter	121.22	92.10
	Third Quarter	128.00	80.60
	Fourth Quarter	143.21	86.55
2016
	First Quarter (through March 2, 2016)	144.29	103.56

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EXCHANGE RATE INFORMATION

We use U.S. dollars as our reporting currency in our financial statements and in this prospectus supplement. In other parts of this prospectus supplement, any RMB denominated amounts are accompanied by translations. Prior to January 1, 2015, when reporting the operating results and financial position of our PRC subsidiaries, we used the quarterly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, published by OANDA Corporation, an Internet-based currency information provider. Beginning on January 1, 2015, when reporting the operating results and financial position of our PRC subsidiaries, we use the quarterly average exchange rate for the year and the exchange rate at the balance sheet date, respectively, published by the People’s Bank of China. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus supplement, all translations from RMB to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars have been made at RMB6.4778 to $1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus supplement could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of RMB into foreign currency and foreign currency into RMB for certain types of transactions. On February 26, 2016, the noon buying rate was RMB6.5390 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus supplement or will use in the preparation of any other information to be provided to you.

	Noon buying rate
Period	Period end	Average(1)	High	Low
	(RMB per $1.00)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2869	6.5932	6.1870
September	6.3556	6.3676	6.3836	6.3544
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February (through February 26, 2016)	6.5390	6.5499	6.5795	6.5154

_______________

(1)	Determined by averaging the rates on the last business day of each month during the relevant year, except for monthly average rates, which are determined by averaging the daily rates during the respective months.

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DIVIDEND POLICY

We have never declared dividends or paid cash dividends. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition to historical information, the following discussion contains certain forward-looking information. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus supplement for certain information concerning those forward looking statements. Our financial statements are prepared in U.S. dollars and in accordance with United States generally accepted accounting principles.

Overview

We are a biopharmaceutical company principally engaged in the research, development, manufacturing and sales of plasma products in China. We have a strong product portfolio with over 20 different dosage forms of plasma products and other biopharmaceutical products across nine categories. Our principal products are human albumin and IVIG. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 37.6%, 39.3% and 44.1% of our total sales for 2015, 2014 and 2013, respectively. Sales of IVIG products represented approximately 42.2%, 40.4% and 38.0% of our total sales for 2015, 2014 and 2013, respectively. All of our products are prescription medicines administered in the form of injections.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In 2015, we generated sales of $296.5 million, an increase of 21.9% from 2014, and recorded net income attributable to our company of $89.0 million, an increase of 25.5% from 2014.

Recent Development

In February 2016, Huitian obtained the GMP certificate from the CFDA for its new plasma production facility in Xi’an, Shaanxi Province, and commenced commercial production thereafter.

Financial Performance Highlights

The following are some financial highlights for 2015:

•	Sales: Sales increased by $53.2 million, or 21.9%, to $296.5 million for 2015 from $243.3 million for 2014.

•	Gross Profit: Gross profit increased by $26.8 million, or 16.4%, to $190.0 million for 2015 from $163.2 million for 2014. As a percentage of sales, gross profit decrease from 67.1% in 2014 to 64.1% in 2015, respectively.

•	Income from operations: Income from operations increased by $21.4 million, or 19.2%, to $132.6 million for 2015 from $111.2 million for 2014.

•	Net income attributable to our company: Net income attributable to our company increased by $18.1 million, or 25.5%, to $89.0 million for 2015 from $70.9 million for 2014.

•	Fully diluted net income per share: Fully diluted net income per share was $3.27 for 2015, as compared to $2.71 for 2014.

Principal Factors Affecting our Financial Performance

The following are key factors that affect our financial condition and results of operations and we believe them to be important to the understanding of our business:

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Raw material supply and prices

The primary raw material used in the production of our albumin and immunoglobulin products is human plasma. The collection of human plasma in China is generally influenced by a number of factors such as government regulations, geographical locations of plasma collection stations, sanitary conditions of plasma stations, living standards of the donors, and cultural and religious beliefs. If we experience any shortage of plasma supply, we may not be able to fully utilize our production capacity. We currently operate 11 plasma collection stations (including one branch collection facility) through Shandong Taibang and two plasma stations through Guizhou Taibang. These plasma stations provide us with a stable source of plasma supply.

Prices of and demand for our products

The demand for our products is largely affected by the general economic conditions in China because the prices of our products are still not affordable to many patients. A significant improvement in the economic environment in China will likely improve consumer income which in turn would make our products more affordable and consequently increase the demand for our products. We have been able to expand our product range and consumer base by introducing new products required by customers. We believe that our technical expertise is important in introducing products that are in demand.

Production Capacity

Our sales volume is limited by our annual production capacity. As we grow our business in the future, our ability to fulfill additional and larger orders will depend on our ability to increase our production capacity. Our plan to expand our production capacity will depend on the availability of capital to meet our needs of expansion or upgrading of production lines, and the availability of stable plasma supply. To comply with applicable PRC laws and regulations, we have maintained permits and licenses necessary for the current operations of our plasma collection stations and production plants, and are required to apply for such permits and licenses to operate new plasma collection stations and production plants. As a result, our expansion plan also depends on our ability to renew existing permits and licenses and obtain new permits and licenses.

Competition

We face intense competition from local and foreign entities that manufacture and sell products that compete with ours in the PRC. These competitors may have more capital, better research and development resources, expanded manufacturing and marketing capabilities and more experience than we do. In our industry, we compete based upon product quality, production cost, ability to produce a diverse range of products and logistical capabilities.

Our profitability may be adversely affected if competition intensifies, competitors reduce prices, PRC government requires us to reduce the prices of our products, or competitors develop new products or product substitutes with comparable medicinal applications or therapeutic effects which are more effective or less costly than ours.

Taxation

China Biologic is subject to United States tax at gradual rates of up to 35.0%. No provision for income taxes in the United States has been made as China Biologic has no U.S. taxable income.

Taibang Biological was incorporated in the BVI, but is not subject to taxation in that jurisdiction.

Taibang Holdings was incorporated in Hong Kong, and under the current laws of Hong Kong, is subject to a Profits Tax of 16.5% on profits arising in Hong Kong. However, no provision for Hong Kong Profits Tax has been made as Taibang Holdings has no taxable income.

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According to the PRC government policy, new or high technology companies may enjoy a preferential income tax rate of 15.0%, instead of 25.0% under the EIT Law. In 2011, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to the preferential income tax rate of 15.0% for a period of three years from 2011 to 2013. In October 2014, Shandong Taibang renewed its high and new technology enterprise qualification, which entitled it to enjoy a preferential income tax rate of 15.0% for a period of three years from 2014 to 2016. Shandong Taibang may apply for a renewal for an additional three years from 2017 to 2019 upon the expiration of its high and new technology enterprise certificate. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implementation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and SAT dated July 27, 2011, Guizhou Taibang, being a qualified enterprise located in the western region of China, enjoys a preferential income tax rate of 15.0% effective from January 1, 2011 to December 31, 2020. All of our other PRC subsidiaries are subject to the statutory income tax rate of 25.0%.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	For the Year Ended December 31,
	2015		2014		2013
	$	% of Total Sales	$	% of Total Sales	$	% of Total Sales
	(U.S. dollars in thousands, except percentage)
SALES	296,458	100.0	243,252	100.0	203,357	100.0
COST OF SALES	106,483	35.9	80,026	32.9	65,484	32.2
GROSS MARGIN	189,975	64.1	163,226	67.1	137,873	67.8
OPERATING EXPENSES:
Selling expenses	9,973	3.4	10,707	4.4	10,643	5.2
General and administrative expenses	41,392	14.0	32,130	13.2	36,074	17.7
Research and development expenses	6,024	2.0	4,162	1.7	4,223	2.1
Provision for other receivables in respect of an employee housing development project	-	0.0	5,068	2.1	-	-
Total operating expenses	57,389	19.4	52,067	21.4	50,940	25.0
INCOME FROM OPERATIONS	132,586	44.7	111,159	45.7	86,933	42.7
OTHER INCOME (EXPENSES):
Equity in (loss) income of equity method investee	(1,311)	(0.4)	8,646	3.6	2,170	1.1
Interest expense	(1,727)	(0.6)	(3,698)	(1.5)	(1,135)	(0.6)
Interest income	5,551	1.9	6,645	2.7	4,433	2.2
Total other income, net	2,513	0.9	11,593	4.8	5,468	2.7
EARNINGS BEFORE INCOME TAX EXPENSE	135,099	45.6	122,752	50.5	92,401	45.4
INCOME TAX EXPENSE	20,993	7.1	26,639	11.0	15,540	7.6
NET INCOME	114,106	38.5	96,113	39.5	76,861	37.8
Less: Net income attributable to non-controlling interest	25,063	8.5	25,196	10.3	22,259	10.9
NET INCOME ATTRIBUTABLE TO COMPANY	89,043	30.0	70,917	29.2	54,602	26.9
NET INCOME PER SHARE OF COMMON STOCK
BASIC	3.40		2.85		2.05
DILUTED	3.27		2.71		1.96

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Comparison of 2015 and 2014

Sales

Our total sales increased by 21.9%, or $53.2 million, to $296.5 million for 2015, compared to $243.3 million for 2014, primarily due to increases in the sales volumes of human albumin and IVIG. Excluding the foreign exchange impact resulting from the depreciation of the RMB against the U.S. dollar, our sales would have increased by 23.4% for 2015 as compared to 2014. Such increase of sales was mainly due to the increase in sales volume in major plasma products.

The following table summarizes the breakdown of sales by major types of products:

	For the Year Ended December 31,				Change
	2015		2014
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Human albumin	111.4	37.6	95.6	39.3	15.8	16.5
Immunoglobulin products:
IVIG	125.1	42.2	98.4	40.4	26.7	27.1
Other immunoglobulin products	22.5	7.6	19.7	8.1	2.8	14.2
Placenta polypeptide	27.2	9.2	24.0	9.9	3.2	13.3
Others	10.3	3.4	5.6	2.3	4.7	83.9
Totals	296.5	100.0	243.3	100.0	53.2	21.9

For 2015 as compared to 2014:

•	the average price for our approved human albumin products, which represented 37.6% of our total sales, remained stable and, excluding the foreign exchange effect, their average price in RMB increased by approximately 1.3%; and

•	the average price for our approved IVIG products, which represented 42.2% of our total sales, remained stable, and excluding the foreign exchange effect, their average price in RMB increased by approximately 1.2%.

The average sales price of our human albumin and IVIG products increased in RMB term for 2015 as compared to 2014, as a result of the combined effects of the reduced value added tax, or VAT, rate, strong market demand and our sales effort to increase market shares in tier-one cities and new markets. The VAT rate on sales of plasma products was reduced from 6.0% to 3.0%, effective on July 1, 2014. The reduction in the VAT rate had a positive impact on our sales prices as our sales are recognized as the invoiced price of the products sold minus VAT. All other factors being equal, the reduction in the VAT rate had the effect of increasing our sales price of plasma products by 2.9%. Excluding this impact, the average sales price of our human albumin and IVIG products in RMB term would have remained stable in 2015 as compared to 2014. The average sales price of our human albumin and IVIG products increased slightly in RMB term in response to the strong market demand following the removal of the retail price ceilings for drug products, effective on June 1, 2015. This increase is partially offset by our effort to increase the market share of our human albumin products and IVIG products in tier-one cities and new markets in 2015, whereby we increased sales to distributors with lower invoiced prices compared to direct sales to hospitals and inoculation centers.

The sales volume of our products depends on market demand and our production volume. The production volume of our human albumin products and IVIG products depends primarily on the general plasma supply. The production volume of our hyper-immune products, which include human rabies immunoglobulin, human hepatitis B immunoglobulin and human tetanus immunoglobulin products, is subject to the availability of specific vaccinated plasma and our production capacity. The supply of specific vaccinated plasma requires several months of lead time. Our production facility currently can only accommodate the production of one type of hyper-immune products at any given time and we rotate the production of different types of hyper-immune products from time to time in response to market demand. As such, the sales volume of any given type of hyper-immune products may vary significantly from period to period.

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The sales volume of our human albumin products increased by 16.6% for 2015 as compared to 2014, as a result of the increased production volume at Shandong Taibang and Guizhou Taibang. The sales volume of our IVIG products increased by 27.0% for 2015 as compared to 2014, mainly due to the increased sales through distributors in tier-one cities and new markets supported by the increased output following the production resumption at Guizhou Taibang in March 2014. Further, in anticipation of a favorable market environment and our increased sales capabilities this year, we reserved a large volume of IVIG pastes from previous years to be processed and sold in early 2015, which also contributed to our increased sales volume in 2015.

The sales increase of other immunoglobulin products for 2015 as compared to 2014 was mainly attributable to the increase in average sales price of human tetanus immunoglobulin products. The increase in average sales price of human tetanus immunoglobulin products was primarily due to the strong market demand coupled by the removal of the retail price ceiling for drug products effective on June 1, 2015.

The sales increase of placenta polypeptide products was generally in line with the volume increase for 2015 as compared to 2014. The sales volume of placenta polypeptide products increased by 12.8% for 2015 as compared to 2014, primarily due to the ramp-up of the production capacities for placenta polypeptide at Guizhou Taibang after receiving the GMP certification for the upgraded production facilities in January 2014.

The sales increase of other products for 2015 as compared to 2014 was mainly due to the increase in sales volume of both factor VIII and PCC.

Cost of sales and gross profit

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
Cost of sales	$106.5	$80.0	$26.5	33.1
as a percentage of total sales	35.9%	32.9%		3.0
Gross Profit	$190.0	$163.2	$26.8	16.4
Gross Margin	64.1%	67.1%		(3.0)

Our cost of sales was $106.5 million, or 35.9% of our sales, for 2015, as compared to $80.0 million, or 32.9% of our sales for 2014. Our gross profit was $190.0 million and $163.2 million for 2015 and 2014, respectively, representing gross margins of 64.1% and 67.1%, respectively. Excluding the sales of the products derived from raw plasma outsourced from Xinjiang Deyuan, whose cost is moderately higher than plasma from our own collection stations, our gross margin would have been 65.4% for 2015. Our cost of sales and gross margin are affected by the volume and pricing of our finished products, raw material costs, production mix and yields, inventory impairments, production cycles and routine maintenance costs.

The increase in cost of sales for 2015 as compared to 2014 was generally in line with the increases in sales volume and cost of plasma. In an effort to increase plasma collection volume and expand our donor base, we increased the nutrition fees paid to donors consistent with the industry practice. We expect the nutrition fees to be paid to donors continue to increase as a result of improving living standards in China. Consequently, future improvements on margins will need to be derived from increases in product pricing, product mix, yields and manufacturing efficiency. The increase in cost of sales as a percentage of sales for 2015 as compared to 2014 was mainly due to the increase in cost of plasma partially offset by the increase in the average sales price of major plasma products.

Operating expenses

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
Operating expenses	$57.4	$52.1	$5.3	10.2
as a percentage of total sales	19.4%	21.4%		(2.0)

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Our total operating expenses increased by $5.3 million, or 10.2%, to $57.4 million for 2015 from $52.1 million for 2014. As a percentage of total sales, total expenses decreased by 2.0% to 19.4% for 2015 from 21.4% for 2014. The operating expenses for 2014 included a provision of $5.1 million for all the receivables in respect of an employee housing development project at Shandong Taibang as discussed below. Excluding the effect of this provision, our operating expenses increased by $10.4 million, or 22.1%, for 2015 as compared to 2014, primarily due to the combined effect of the increase of the general and administrative expenses and research and development expenses and the decrease of selling expenses as discussed below.

Selling expenses

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
Selling expenses	$10.0	$10.7	$(0.7)	(6.5)
as a percentage of total sales	3.4%	4.4%		(1.0)

For 2015, our selling expenses decreased by $0.7 million, or 6.5%, to $10.0 million from $10.7 million for 2014. As a percentage of total sales, our selling expenses for 2015 decreased by 1.0% to 3.4% from 4.4% for 2014. The decrease was mainly due to the decreased selling expense of placenta polypeptide for 2015 as compared to 2014. We began to utilize internal resources instead of third-party service providers to promote sales of placenta polypeptide products, and did not renew a third-party engagement upon its expiration in May 2014.

General and administrative expenses

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
General and administrative expenses	$41.4	$32.1	$9.3	29.0
as a percentage of total sales	14.0%	13.2%		0.8

For 2015, our general and administrative expenses increased by $9.3 million, or 29.0%, to $41.4 million from $32.1 million for 2014. As a percentage of total sales, general and administrative expenses increased by 0.8% to 14.0% for 2015 from 13.2% for 2014. The increase in general and administrative expenses was mainly due to the increase of share-based compensation expenses totaling $6.7 million. In addition, the disposal losses on assets increased by $2.7 million for 2015 as compared to 2014.

Research and development expenses

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
Research and development expenses	$6.0	$4.2	$1.8	42.9
as a percentage of total sales	2.0%	1.7%		0.3

For 2015, our research and development expenses increased by $1.8, or 42.9%, to $6.0 million from $4.2 million for 2014. In 2015 and 2014, we received government grants totaling $1.2 million and $2.1 million respectively and recognized them as a reduction of research and development expenses. Excluding this impact, our research and development expenses increased by $0.9 million for 2015 from 2014. As a percentage of total sales, our research and development expenses, excluding the impact of the government grants, decreased by 0.2% to 2.4% for 2015 from 2.6% for 2014. The increase of our research and development expenses was mainly due to the expenditures paid for certain clinical trial programs in 2015.

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Provision for other receivables in respect of an employee housing development project

In 2014, we made a full provision of $5.1 million for all the receivables in respect of an employee housing development project at Shandong Taibang because it became probable that these receivables may not be recoverable after all legal means of collection were exhausted.

Equity in (loss) income of equity method investee

Our equity method investment represented our 35.0% equity interest in Huitian, our equity method investee. For 2015, our equity in (loss) income of equity method investee decreased by $9.9 million to a loss of $1.3 million from income of $8.6 million for 2014. Huitian suspended its production and began to construct a new production facility to meet the new GMP standard in late 2013. Huitian incurred operation losses during the suspension period in 2015 as it did not commence production at its new facility until February 2016. In 2014, Huitian disposed a subsidiary, recognizing a gain of RMB116.7 million (approximately $19.0 million).

Income tax expense

	For the Year Ended December 31,		Change
	2015	2014	Amount	%
	(U.S. dollars in millions, except percentage)
Income tax expense	$21.0	$26.6	$(5.6)	(21.1)
Effective income tax rate	15.5%	21.7%		(6.2)

Our provision for income taxes decreased by $5.6 million, or 21.1%, to $21.0 million for 2015 from $26.6 million for 2014. For 2014, we incurred the dividend withholding income tax of $8.9 million in respect of the dividends declared or to be declared by Shandong Taibang. With our plan to reinvest Shandong Taibang's earnings in its business operations, we no longer incurred dividend withholding income tax in respect of Shandong Taibang since 2015 following an internal corporate restructuring.

Excluding the impact of dividend withholding income tax, our effective income tax rates were 15.5% and 14.4% for 2015 and 2014, respectively. The statutory tax rate applicable to our major operating subsidiaries in the PRC for 2015 and 2014 was 15.0%.

Comparison of 2014 and 2013

Sales

Our total sales increased by 19.6%, or $39.9 million, to $243.3 million for 2014, compared to $203.4 million for 2013, primarily due to increases in the sales volumes of human albumin, IVIG and placenta polypeptide products. In addition, the effect resulted from the foreign exchange appreciation of RMB against U.S. dollars contributed 0.9% of the sales increase in U.S. dollars.

The following table summarizes the breakdown of sales by major types of products:

	For the Year Ended December 31,				Change
	2014		2013
	$	%	$	%	Amount	%
	(U.S. dollars in millions, except percentage)
Human albumin	95.6	39.3	89.7	44.1	5.9	6.6
Immunoglobulin products:
IVIG	98.4	40.4	77.3	38.0	21.1	27.3
Other immunoglobulin products	19.7	8.1	19.7	9.7	-	-
Placenta polypeptide	24.0	9.9	12.2	6.0	11.8	96.7
Others	5.6	2.3	4.5	2.2	1.1	24.4
Totals	243.3	100.0	203.4	100.0	39.9	19.6

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For 2014 as compared to 2013:

•	the average price for our approved human albumin products, which represented 39.3% of our total sales, increased by approximately 1.4% and, excluding the foreign exchange effect, their average price in RMB increased by approximately 0.6%; and

•	the average price for our approved IVIG products, which represented 40.4% of our total sales, decreased by approximately 0.2%, and excluding the foreign exchange effect, their average price in RMB decreased by approximately 0.9%.

The average sales price of human albumin products increased slightly for 2014 as compared to 2013, as a result of the combined effects of the higher government-imposed retail price ceiling, the reduced VAT rate and our sales effort to increase market shares in tier-one cities and new markets. The higher retail price ceiling announced by NDRC that became effective on February 1, 2013 provided us with more flexibility in pricing our human albumin products and allowed us to increase our ex-factory prices in certain regional markets. The reduction of VAT rate from 6.0% to 3.0% effective on July 1, 2014 also had a positive effect on our sales price of plasma products as our sales are recognized as the invoiced price of the products sold minus VAT. We lowered sales price of human albumin products, however, in order to expand our market shares in tier-one cities and certain new markets in 2014. The price decrease of IVIG products was mainly attributable to the increased sales through distributors in tier-one cities and new markets, partially offset by the reduced VAT rate. To improve our brand recognition and the market share of IVIG products in tier-one cities and new markets, we reduced our sales prices to distributors in 2014.

The sales volume of our human albumin products increased by 5.1% for 2014 as compared to 2013, mainly due to the sales volume increase in Shandong Taibang, partially offset by the sales volume decrease in Guizhou Taibang as a result of the planned production suspension at Guizhou Taibang from June 2013 to March 2014. The sales volume of our IVIG products increased by 27.4% for 2014 as compared to 2013, mainly due to the increased market demand resulted from the outbursts of Hand, Foot and Mouth Disease and the increased sales through distributors in tier-one cities and new markets during 2014. In anticipation of a favorable market environment and our increased sales capabilities in 2014, we had reserved a large volume of our 2013 IVIG inventories to be sold throughout 2014.

The sales increase of placenta polypeptide products was generally in line with the volume increase for 2014 as compared to 2013. The sales volume of placenta polypeptide products increased significantly for 2014 as compared to 2013, primarily due to the expanded production of placenta polypeptide at Guizhou Taibang after receiving the GMP certification for the upgraded production facilities in January 2014.

Cost of sales and gross profit

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
Cost of sales	$80.0	$65.5	$14.5	22.1
as a percentage of total sales	32.9%	32.2%		0.7
Gross Profit	$163.2	$137.9	$25.3	18.3
Gross Margin	67.1%	67.8%		(0.7)

Our cost of sales was $80.0 million, or 32.9% of our sales, for 2014, as compared to $65.5 million, or 32.2% of our sales for 2013. Our gross profit was $163.2 million and $137.9 million for 2014 and 2013, respectively, representing gross margins of 67.1% and 67.8%, respectively. Our cost of sales and gross margin are affected by the volume and pricing of our finished products, raw material costs, production mix and respective yields, inventory impairments, production cycles and routine maintenance costs.

The increase in cost of sales for 2014 as compared to 2013 was primarily due to the increases in sales volume, cost of plasma and overhead. In an effort to increase plasma collection volume and expand our donor base, we increased the nutrition fees paid to donors consistent with the industry practice. We expect that the nutrition fees to be paid to donors will continue to increase as a result of the rising living standards in China. Consequently, future improvements on margins will need to be derived from increases in product pricing and volume, product mix, yields and manufacturing efficiency. The increase in cost of sales as a percentage of sales for 2014 as compared to 2013 was mainly due to the increase in cost of plasma and the increase in overhead, especially depreciation expenses, at Guizhou Taibang after its production resumption, partially offset by the change of our product mix to include more products with higher margins.

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Operating expenses

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
Operating expenses	$52.1	$50.9	$1.2	2.4
as a percentage of total sales	21.4%	25.0%		(3.6)

Our total operating expenses increased by $1.2 million, or 2.4%, to $52.1 million for 2014 from $50.9 million for 2013. As a percentage of total sales, total expenses decreased by 3.6% to 21.4% for 2014 from 25.0% for 2013. The operating expenses for 2014 included a provision of $5.1 million for all the receivables in respect of the employee housing development project at Shandong Taibang as discussed above. Excluding the effect of this provision, our operating expenses decreased by $3.9 million, or 7.7%, for 2014 as compared to 2013, primarily due to the decrease in general and administrative expenses.

Selling expenses

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
Selling expenses	$10.7	$10.6	$0.1	0.9
as a percentage of total sales	4.4%	5.2%		(0.8)

For 2014, our selling expenses increased by $0.1 million, or 0.9%, to $10.7 million from $10.6 million for 2013. As a percentage of total sales, our selling expenses for 2014 decreased by 0.8% to 4.4% from 5.2% for 2013. This decrease was mainly due to a decrease in the per-unit selling expenses of placenta polypeptide during 2014. We began to utilize internal resources instead of third party service providers to promote sales of placenta polypeptide products, and did not renew a third-party engagement upon its expiration in May 2014.

General and administrative expenses

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
General and administrative expenses	$32.1	$36.1	$(4.0)	(11.1)
as a percentage of total sales	13.2%	17.7%		(4.5)

For 2014, our general and administrative expenses decreased by $4.0 million, or 11.1%, to $32.1 million from $36.1 million for 2013. As a percentage of total sales, general and administrative expenses decreased by 4.5% to 13.2% for 2014 from 17.7% for 2013, mainly due to a decrease in legal expenses and the amortization expenses of intangible assets. In 2013, we incurred legal expenses in relation to the take-over defense against a competitor in China and the legal disputes regarding the shares of Guizhou Taibang. We did not incur similar legal expenses for 2014. In addition, we incurred amortization expenses in 2013 in relation to the acquisition of GMP certificates and other intangible assets when we acquired a majority stake in Guizhou Taibang in 2008. Because these intangible assets had been fully amortized by the end of 2013, we did not incur corresponding expenses in 2014.

Research and development expenses

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
Research and development expenses	$4.2	$4.2	$-	-
as a percentage of total sales	1.7%	2.1%		(0.4)

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For 2014, our research and development expenses remained stable, as compared to 2013. In 2014, we received government grants totaling $2.1 million and recognized them as a reduction of research and development expenses. Excluding this impact, our research and development expenses increased by $2.1 million for 2014 from 2013. As a percentage of total sales, our research and development expenses, excluding the impact of the government grants, increased by 0.5% to 2.6% for 2014 from 2.1% for 2013. The increase was mainly due to the expenditures paid for certain clinical trial programs and the engagement of external experts for certain pipeline products in 2014.

Equity in income of equity method investee

For 2014, our equity in income of equity method investee increased by $6.4 million to $8.6 million from $2.2 million for 2013. As a percentage of total sales, equity in income of equity method investee increased by 2.5% to 3.6% for 2014 from 1.1% for 2013. Huitian contributed its land use right to its subsidiary as capital in 2013 and disposed the subsidiary in 2014, recognizing a gain of RMB116.7 million (approximately $19.0 million) for 2014. As a result, our equity income in Huitian increased by $6.7 million.

Income tax expense

	For the Year Ended December 31,		Change
	2014	2013	Amount	%
	(U.S. dollars in millions, except percentage)
Income tax expense	$26.6	$15.5	$11.1	71.6
Effective income tax rate	21.7%	16.8%		4.9

Our provision for income taxes increased by $11.1 million, or 71.6%, to $26.6 million for 2014 from $15.5 million for 2013. For 2014, the dividend withholding income tax attributable to Shandong Taibang increased by $6.2 million, as compared to 2013, due to an increase in dividend distribution in Shandong Taibang. The dividends from Shandong Taibang are subject to withholding tax at a rate of 10.0%.

Excluding the impact of dividend withholding income tax, our effective income tax rates were 14.4% and 13.9% for 2014 and 2013, respectively. The statutory tax rate applicable to our major operating subsidiaries in China for 2014 and 2013 was 15.0%.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, augmented by bank borrowings and equity contributions by our stockholders. As of December 31, 2015, we had $144.9 million in cash and cash equivalents, primarily consisting of cash on hand and demand deposits, and $38.0 million in time deposits.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2014	2013
	(U.S. dollars in millions)
Net cash provided by operating activities	$109.4	$93.5	$74.3
Net cash used in investing activities	(89.8)	(13.4)	(25.6)
Net cash provided by (used in) financing activities	51.6	(142.8)	(38.5)
Effects of exchange rate change in cash	(7.1)	(0.6)	4.3
Net increase (decrease) in cash and cash equivalents	64.1	(63.3)	14.5
Cash and cash equivalents at beginning of the year	80.8	144.1	129.6
Cash and cash equivalents at end of the year	$144.9	$80.8	$144.1

Operating Activities

Cash inflows from operating activities totaled $109.4 million in 2015, $93.5 million in 2014, and $74.3 million in 2013. Cash inflows increased by $15.9 million in 2015 as compared to 2014 and increased by $19.2 million in 2014 as compared to 2013. Such increases in cash inflows from operations were mainly in line with the improvements in our results of operations in 2015 and 2014, partially offset by an increase in accounts receivable and inventories during the relevant years.

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Accounts receivable

Our average collection speed of accounts receivable slowed down slightly in 2015 as compared to 2014. The accounts receivable turnover days for plasma products were 34 days, 31 days, and 30 days for 2015, 2014, and 2013, respectively. The increase in turnover days for 2015 was primarily due to the extended credit terms granted to certain distributors for human rabies immunoglobulin products. In 2015, we adjusted our sales strategy by granting extended credit terms to certain qualified distributors of human rabies immunoglobulin products to assist in their bidding efforts with provincial centers for disease control and prevention. In prior years, these distributors were required to make the payments in advance of our product deliveries. Excluding this impact, the turnover days would have been 32 days for both 2015 and 2014.

Inventories

Cash outflows for inventories increased in both 2015 and 2014. The increases in inventory for 2015, 2014 and 2013 were $32.1 million, $13.4 million and $10.4 million, respectively. As compared to 2014, the increase of inventories in 2015 was mainly attributable to the source plasma and plasma pastes purchased from Xinjiang Deyuan. As compared to 2013, the increase of inventories in 2014 was mainly attributable to an increase in work-in-process and finished goods at Guizhou Taibang following its resumption of production in March 2014 and, to a lesser extent, an increase in raw materials consistent with our expanded plasma collection volume.

Investing Activities

Cash outflows from investing activities for 2015 was $89.8 million, as compared to $13.4 million and $25.6 million for 2014 and 2013, respectively. In 2015, we paid $52.3 million for the acquisition of property, plant and equipment, intangible assets and land use rights and provided a long-term loan of $40.7 million to Xinjiang Deyuan, partially offset by government grants of $2.5 million in connection with our purchase of property, plant and equipment.

In 2014, we paid $21.9 million for the acquisition of property, plant and equipment, intangible assets and land use rights, partially offset by a $1.6 million refund of deposits from the local government due to a decrease in the size of a land parcel purchased by Guizhou Taibang and proceeds of $6.6 million from the maturity of a time deposit made in 2013.

In 2013, we paid $21.8 million for the acquisition of property, plant and equipment, intangible assets and land use right, partially offset by a $2.1 million refund of deposits from the local government due to a decrease in the size of a land parcel purchased by Guizhou Taibang.

Financing Activities

Cash inflows from financing activities for 2015 totaled $51.6 million, as compared to cash outflows from financing activities totaled $142.8 million and $38.5 million for 2014 and 2013, respectively. Cash inflows from financing activities in 2015 mainly consisted of net proceeds of $80.6 million from a follow-on offering of our company’s common stock in June 2015, proceeds of $63.2 million from the maturity of deposits used as security for bank loans, proceeds of $15.8 million from a short-term bank loan and proceeds of $7.7 million from stock options exercised, partially offset by repayments of bank loans totaling $113.5 million and a dividend of $3.7 million held in escrow by a trial court in connection with disputes with a minority shareholder of Guizhou Taibang.

Cash outflows from financing activities in 2014 mainly consisted of a payment of $86.8 million for acquisition of noncontrolling interest in Guizhou Taibang, a dividend payment of $8.8 million by our subsidiaries to noncontrolling interest shareholders and a payment of $70.0 million for repurchase of shares from an individual stockholder, partially offset by proceeds of $33.2 million from a follow-on offering of our company’s common stock.

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Cash outflows from financing activities in 2013 mainly consisted of a payment of $29.6 million for share repurchase and a dividend payment of $16.9 million by our subsidiaries to the noncontrolling interest shareholders.

Management believes that our company has sufficient cash on hand and will continue to have positive cash inflow for its operations from the sale of its products in the PRC market.

Obligations under Material Contracts

The following table sets forth our material contractual obligations as of December 31, 2015:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(U.S. dollars in millions)
Operating lease commitment	0.3	0.1	-	-	0.2
Purchase commitment	85.2	31.2	54.0	-	-
Capital commitment	30.3	27.3	3.0	-	-
Total	115.8	58.6	57.0	-	0.2

Seasonality of our Sales

Our operating results and operating cash flows historically have not been subject to seasonal variations. This pattern may change, however, as a result of new market opportunities or new product introductions.

Inflation

Inflation does not materially affect our business or the results of our operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangibles with definite lives, the allowances for doubtful accounts, the fair value determinations of equity instruments and stock compensation awards, the realizability of deferred tax assets and inventories, the recoverability of intangible assets, land use rights, property, plant and equipment, equity method investment and loan receivable, and accruals for income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, the customers’ financial condition, the amount of accounts receivable in dispute, the accounts receivable aging and customers’ payment patterns. We review our allowance for doubtful accounts monthly. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers.

We generally ask our distributors to pay in advance before we deliver products, with few exceptions for a credit period of no longer than 60 days. For hospitals and clinics, depending on the relationship and the creditability, we generally grant a credit period of no longer than 90 days with exceptions to customers, which we believe are credit worthy, of up to six months. We have provided a bad debt allowance of $34,902, $6,211 and $31,567 respectively for 2015, 2014 and 2013. Due to recovery of bad debt that we previously provided an allowance, the recoveries of bad debt provision was nil, $30,673 and nil for 2015, 2014 and 2013, respectively.

Inventories

Inventories are stated at the lower of cost or market. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

We review the inventory periodically for possible obsolete goods and cost in excess of net realizable value to determine if any reserves are necessary. Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to $76,587, $324,584 and nil for 2015, 2014 and 2013, respectively, and were recorded as cost of sales in the consolidated statements of comprehensive income.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangible asset subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

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PRINCIPAL AND SELLING STOCKHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our common stock as of February 25, 2016:

•	each of our directors and executive officers, including director appointees;

•	each person known to us to own beneficially more than 5% of our shares of common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC, and the percentage information is based on 26,590,974 shares of our common stock outstanding as of February 25, 2016.

Mr. Min Fang, affiliate of the selling stockholders, is a member of our board of directors. Other than such directorship and beneficial ownership of the shares described in the table below, neither the selling stockholders nor any of their respective affiliates, officers, directors or principal equity holders has held any position or office or had any other material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering (Non-exercise of the Underwriter’s Option)		Shares Beneficially Owned After This Offering (Full Exercise of the Underwriter's Option)
Name of Beneficial Owner	Shares (1)	Percentage (2)	Shares (1)	Percentage (2)	Shares (1)	Percentage (2)
Named executive officers and directors:
David (Xiaoying) Gao (3)	377,000	1.42%	377,000	1.42%	377,000	1.42%
Sean Shao (4)	30,000	*	30,000	*	30,000	*
Wenfang Liu (5)	22,783	*	22,783	*	22,783	*
Yungang Lu (6)	53,500	*	53,500	*	53,500	*
Zhijun Tong (7)	24,000	*	24,000	*	24,000	*
Albert (Wai Keung) Yeung (8)	39,000	*	39,000	*	39,000	*
Joseph Chow (9)	2,500	*	2,500	*	2,500	*
Ming Yang (10)	52,282	*	52,282	*	52,282	*
Ming Yin (11)	51,419	*	51,419	*	51,419	*
Zhijing Liu (12)	4,750	*	4,750	*	4,750	*
Gang Yang (13)	62,205	*	62,205	*	62,205	*
All officers and directors as a group	719,439	2.68%	719,439	2.68%	719,439	2.68%
5% and selling stockholders:
Warburg Pincus Private Equity X, L.P. (14)	5,069,110	19.06%	1,319,080	4.96%	944,077	3.55%
Warburg Pincus X Partners, L.P. (14)	162,170	*	42,200	*	30,203	*
WP X Biologics LLC (14)	3,112,920	11.71%	3,112,920	11.71%	3,112,920	11.71%
Charles R. Kaye (14)	8,344,200	31.38%	4,474,200	16.83%	4,087,200	15.37%
Joseph P. Landy (14)	8,344,200	31.38%	4,474,200	16.83%	4,087,200	15.37%
GL Trade Investment Limited (15)	1,605,315	6.04%	1,605,315	6.04%	1,605,315	6.04%
Zhenfu Li (16)	1,619,777	6.09%	1,619,777	6.09%	1,619,777	6.09%
Capital World Investors (17)	1,833,294	6.89%	1,833,294	6.89%	1,833,294	6.89%
Parfield International Ltd. (18)	1,360,000	5.11%	1,360,000	5.11%	1,360,000	5.11%
Marc Chan (19)	2,313,449	8.70%	2,313,449	8.70%	2,313,449	8.70%

__________

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock.
(2)	As of February 25, 2016, a total of 26,590,974 shares of our common stock were considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each beneficial owner above, any securities that are exercisable or convertible within 60 days have been included for the purpose of computing the number of shares beneficially owned and the percentage ownership of such beneficial owner. We did not deem such shares to be outstanding, however, for purposes of calculating the percentage ownership of any other person.

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(3)	Represents 377,000 shares of our common stock.
(4)	Represents 30,000 shares of our common stock.
(5)	Represents 3,283 shares of our common stock, and 19,500 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $17.00 per share.
(6)	Represents 23,500 shares of our common stock, 20,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $9.16 per share, and 10,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $9.85 per share.
(7)	Represents 14,000 shares of our common stock, 10,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $9.61 per share.
(8)	Represents 14,000 shares of our common stock, 20,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $10.57 per share, and 5,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, fully vested and exercisable at $9.85 per share.
(9)	Represents 2,500 shares of our common stock.
(10)	Represents 24,782 shares of our common stock, and 27,500 shares out of the 50,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, exercisable at $9.85 per share, which vests in equal portions on an annually basis over a four-year period, with an initial vesting date of September 1, 2013.
(11)	Represents 13,467 shares of our common stock, 30,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 plan, fully vested and exercisable at $12.26 per share, and 7,952 shares out of the 30,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, exercisable at $9.85 per share, which vests in equal portions on an annually basis over a four-year period, with an initial vesting date of September 1, 2013.
(12)	Represents 1,000 shares of our common stock, and 3,750 shares out of the 15,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, exercisable at $9.85 per share, which vests in equal portions on an annually basis over a four-year period, with an initial vesting date of September 1, 2013.
(13)	Represents 10,955 shares of our common stock, 40,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 plan, fully vested and exercisable at $12.26 per share, and 11,250 shares out of the 15,000 shares of our common stock underlying a ten-year nonstatutory stock option granted under the 2008 Plan, exercisable at $9.85 per share, which vests in equal portions on an annually basis over a four-year period, with an initial vesting date of September 1, 2013.
(14)	Represents 5,069,110 shares of our common stock held by Warburg Pincus Private Equity X, L.P., or WP X, 162,170 shares of our common stock held by Warburg Pincus X Partners, L.P., or WPP X, and 3,112,920 shares of our common stock held by WP X Biologics LLC, or WP X B, as reported in a Schedule 13D filed with the SEC by WP X, WPP X, WP X B and their affiliates on June 16, 2015. WP X B is owned 96.9% by WPX and 3.1% by WPP X. Warburg Pincus X, L.P., or WP X LP, the sole general partner of WP X and WPP X, Warburg Pincus X LLC, or WP X LLC, the sole general partner of WP X LP, Warburg Pincus Partners, LLC, or WPP LLC, the sole member of WP X LLC, Warburg Pincus & Co., or WP, the managing member of WPP LLC, Warburg Pincus LLC, or WP LLC, which manages each of WP X and WPP X, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC, may be deemed to be the beneficial owners of the shares of our common stock held by WP X and WPP X. Messrs. Kaye and Landy may be deemed to control WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC. Each of WP X LP, WP X LLC, WPP LLC, WP, WP LLC, and Messrs. Kaye and Landy disclaims beneficial ownership of the common stock, except to the extent of its or his pecuniary interest in such shares. The address of each of WP X, WPP X, WP X B and Messrs. Kaye and Landy is in care of Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017.
(15)	Represents 1,605,315 shares of our common stock held by GL Trade Investment Limited as reported in a Schedule 13G filed with the SEC by GL Trade Investment Limited and its affiliates on February 13, 2014. GL Trade Investment Limited is wholly owned by GL China Opportunities Fund L.P. GL Capital Management GP L.P. is the sole general partner of GL China Opportunities Fund L.P. GL Capital Management GP Limited is the sole general partner of GL Capital Management GP L.P. GL Partners Capital Management Limited is the record owner of 51% of the total issued and outstanding ordinary shares of GL Capital Management GP Limited and has the right to appoint three out of the six directors of GL Capital Management GP Limited. Mr. Zhenfu Li is the record owner of 70% of the total issued and outstanding ordinary shares of GL Partners Capital Management Limited. The address of GL Trade Investment Limited is Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.
(16)	Represents 14,462 shares of our common stock held by Mr. Zhenfu Li and 1,605,315 shares of our common stock held by GL Trade Investment Limited as reported in a Schedule 13G filed with the SEC by GL Trade Investment Limited and its affiliates on February 13, 2014. The address of Mr. Zhenfu Li is Unit 3001, China World Tower 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China.
(17)	Represents 1,833,294 shares of our common stock held by Capital World Investors as reported in a Schedule 13G filed by it on February 12, 2016. The address of the business office of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

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(18)	Represents 1,360,000 shares of our common stock held by Parfield International Ltd. as reported in a Schedule 13G filed by Parfield International Ltd. and Marc Chan on January 28, 2016. Marc Chan is the director and sole shareholder of Parfield International Ltd. The address of the business office of Parfield International Ltd. is Unit No. 21E, 21st Floor, United Centre, 95 Queensway Admiralty, Hong Kong.
(19)	Represents 1,360,000 shares of our common stock held by Parfield International Ltd. and 953,449 shares of our common stock held by Amplewood Resources Ltd. as reported in a Schedule 13G filed by Parfield International Ltd. and Marc Chan on January 28, 2016. Marc Chan is the director and sole shareholder of Parfield International Ltd. and Amplewood Resources Ltd. The address of the business office of Marc Chan is Unit No. 21E, 21st Floor, United Centre, 95 Queensway Admiralty, Hong Kong.

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TAXATION

Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders of Our Common Stock

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	companies subject to the anti-inversion rules of the Code;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income and regarding legislation related to foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

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Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide the applicable withholding agent with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding legislation related to foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. Although our common stock is currently listed on the NASDAQ Global Select Market, there can be no assurance that such common stock is, or will be, regularly traded.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned (or deemed to be owned) by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

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Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

People’s Republic of China Taxation

The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10.0% withholding tax on dividends payable to our non-PRC enterprise stockholders and gains derived by our non-PRC enterprise stockholders from disposition of our common stock are also subject to an income tax rate of 10.0%, or 5.0% if Taibang Holdings is considered a “beneficial owner” that is generally engaged in substantial business activities in Hong Kong and entitled to treaty benefits under the Double Taxation Treaty. The EIT Law and its implementing rules are unclear as to how to determine a PRC “resident enterprise” status for non-Chinese enterprise or enterprise group controlled entities. See “Risk Factors — Risks Relating To Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC stockholders and gains from disposition of our common stock by our non-PRC stockholders will not be subject to PRC income tax withholding.

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UNDERWRITING

Under the terms and subject to the conditions in an amended and restated underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. International plc, as the sole underwriter, has agreed to purchase, and the selling stockholders have agreed to sell to it 3,870,000 shares of our common stock.

The amended and restated underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Subject to the terms and conditions set forth in the underwriting agreement, the underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken.

The underwriter initially proposes to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter. The underwriter is expected to make offers and sales both inside and outside the United States through its selling agents. Morgan Stanley & Co. International plc will offer the shares of common stock in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

The underwriter has agreed to purchase the shares of common stock from the selling stockholders at $107 per share. The selling stockholders have granted the underwriter an option to purchase, exercisable within 30 days from the date of this prospectus supplement, up to an additional 387,000 shares of common stock from them, at the purchase price.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before fees and expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriter’ option to purchase up to an aggregate of additional 387,000 shares of common stock.

	Total
	Per Share	No Exercise	Full Exercise
Public offering price	$110	$425,700,000	$468,270,000
Underwriting discounts and commissions to be paid by selling stockholders	$3	$11,610,000	$12,771,000
Proceeds, before fees and expenses, to selling stockholders	$107	$414,090,000	$455,499,000

The selling stockholders have agreed to pay the underwriter certain fees in an aggregate amount equal to 1.5% of the aggregate purchase price (including purchase price for additional shares, if any) paid by the underwriter to the selling stockholders.

The selling stockholders agreed to pay for all reasonable fees and expenses incurred by us in connection with the sale of the shares offered under this prospectus supplement.

Our common stock has been approved for quotation on the NASDAQ Global Select Market under the trading symbol “CBPO.”

We, the selling stockholders, certain other existing stockholder and one director affiliated with the selling stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 90 days after the date of this prospectus supplement, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; and

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

In addition, we and each such person agrees that, without the prior written consent of the underwriter, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions, which include, among other things:

•	the sale of shares in this offering;

•	the issuance by our company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriter has been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; and

•	with respect to the director, the sale of shares in connection with the vesting of shares of restricted stock to satisfy their tax obligations or with the exercise of options to cover tax withholding obligations in connection with such exercise.

The underwriter, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the option. The underwriter can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the option. The underwriter may also sell shares in excess of the option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time without notice. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock.

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We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments that the underwriter may be required to make for these liabilities.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

A prospectus supplement in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations or publish and/or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

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Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale.

Our company, the underwriter and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for our company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither our company nor the underwriter has authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for our company or the underwriter to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The common stock may not be offered or sold to any investors in Switzerland other than on a non-public basis and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement does not constitute a prospectus within the meaning of Article 652a and Art.1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) or the disclosure standards for listing prospectuses under art.27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

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Neither this document nor any other offering or marketing material relating to the offering, our company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This prospectus supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in our common stock to any person in Australia other than to a wholesale client.

Japan

This offering has not been and will not be registered under the Financial Instruments and Exchange Law (Law No. 25 of 1948 of Japan, as amended, or the FIEL). The underwriter has represented and agreed that the common stock being offered hereby which they purchase will be purchased by them as principal and that they will not, directly or indirectly, offer or sell any common stock in Japan or to, or for the benefit of, any Japanese Person or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any “Person Resident in Japan” (kyojusha) as defined in Section 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended), including any corporation or other entity organized under the laws of Japan.

Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any common stock being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance. No advertisement, invitation or document relating to the common stock being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

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Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell the common stock being offered hereby or cause such common stock to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such common stock, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stocks are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stocks pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

People’s Republic of China

This prospectus supplement may not be circulated or distributed in the PRC and the common stock may not be offered or sold, and may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

Certain legal matters as to United States federal and New York law and the validity of the shares of common stock offered hereby will be passed on for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Certain legal matters as to United States federal and New York law will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP. Legal matters as to PRC law will be passed upon for the underwriter by Jingtian & Gongcheng.

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EXPERTS

The consolidated financial statements of China Biologic Products, Inc. as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein in reliance upon the reports of KPMG Huazhen LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Those filings are also available to the public free of charge on our corporate website at http://www.chinabiologic.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our corporate website is not part of or incorporated into this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of prospectus supplement, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that is filed later.

We incorporate by reference the documents listed below:

•	our Current Report on Form 8-K, dated January 8, 2015, filed on January 9, 2015;

•	our Current Report on Form 8-K, dated August 3, 2015, filed on August 5, 2015 (except for information contained therein that was “furnished” to, rather than “filed” with, the SEC);

•	our Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 25, 2016;

•	the description of our common stock, $0.0001 par value per share, contained in our Registration Statement on Form 8-A, filed on December 1, 2009 pursuant to Section 12(b) of the Exchange Act;

•	the description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, filed on January 9, 2015 pursuant to Section 12(b) of the Exchange Act; and

•	all documents subsequently filed with the SEC by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except for information in those filings that is “furnished” to, rather than “filed” with, the SEC) until all the shares of the common stock to which this prospectus supplement relates are sold or the offering is otherwise terminated.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in those documents, will be provided without charge to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

China Biologic Products, Inc.
18th Floor, Jialong International Building
19 Chaoyang Park Road, Chaoyang District
Beijing 100125, People’s Republic of China
Attn: Investor Relations

We will furnish to any holder of common stock that so requests our Annual Report on Form 10-K containing a description of our operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP and an opinion on the financial statements by an independent public accountant.

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JUNE 5, 2015 PROSPECTUS

PROSPECTUS

China Biologic Products, Inc.

COMMON STOCK
PREFERRED STOCK
WARRANTS
UNITS

We may from time to time in one or more offerings offer and sell our common stock, preferred stock, warrants to purchase common stock or preferred stock, or any combination of the foregoing, either individually or as units comprised of one or more of the other securities.

In addition, from time to time, the selling stockholders to be named in a prospectus supplement may offer and sell our common stock held by them. The selling stockholders may sell shares of our common stock through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 0 of this prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBPO.” On June 4, 2015, the last reported sale price on the NASDAQ Global Select Market was $119.54 per share. As of the date of this prospectus, none of the other securities that we may offer by this prospectus is listed on any national securities exchange or automated quotation system.

INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE INVESTING IN ANY SECURITIES.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 5, 2015

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act. Under this shelf registration statement, we may, from time to time, offer or sell any combination of the securities described in this prospectus in one or more offerings. In addition, under this shelf registration statement, the selling stockholders to be named in a prospectus supplement may, from time to time, offer or sell shares of our common stock in one or more offerings.

This prospectus provides you with a general description of the securities we and the selling stockholders may offer. Each time we or the selling stockholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered; the initial price to the public; the price paid for the securities; net proceeds; the identity of and the amount of securities to be sold by any selling stockholder; and the other specific terms related to the offering of the securities.

You should only rely on the information contained or incorporated by reference in this prospectus and any prospectus supplement or issuer free writing prospectus relating to a particular offering. Neither we nor the selling stockholders have authorized any other person to provide you with different information. You should read this entire prospectus and any prospectus supplement and any related issuer free writing prospectus, as well as the documents incorporated by reference into this prospectus or any prospectus supplement, before making an investment decision. We do not imply or represent by delivering this prospectus that China Biologic Products, Inc., or our business, is unchanged after the date on the front of this prospectus or that the information in this prospectus is correct as any time after such date. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

In this prospectus, unless otherwise indicated or unless the context otherwise requires, all references to:

•	“we,” “us,” “our company,” or “our” are to the combined business of China Biologic Products, Inc., a Delaware corporation, and its direct and indirect subsidiaries;
•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	“Guizhou Taibang” are to our majority owned subsidiary, Guizhou Taibang Biological Products Co., Ltd., a PRC company;
•	“Huitian” are to Xi’an Huitian Blood Products Co., Ltd., a PRC company, in which we hold a minority interest;
•	“SEC” are to the U.S. Securities and Exchange Commission;
•	“Securities Act” are to the Securities Act of 1933, as amended;
•	“Shandong Taibang” are to our majority owned subsidiary, Shandong Taibang Biological Products Co. Ltd., a PRC company; and
•	“$” are to the legal currency of the United States.

PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary does not contain all of the information you should consider before buying securities in this offering. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated herein or therein by reference, before making an investment decision.

About China Biologic Products, Inc.

We are a biopharmaceutical company principally engaged in the research, development, manufacturing and sales of human plasma-based biopharmaceutical products, or plasma products, in China. We operate our business through two majority owned subsidiaries, Shandong Taibang, a company based in Tai’an, Shandong Province and Guizhou Taibang, a company based in Guiyang, Guizhou Province. We also hold a minority equity interest in Huitian, a company based in Xi’an, Shaanxi Province.

We have a strong product portfolio with over 20 different dosage forms of plasma products across nine categories. Our principal products are human albumin and immunoglobulin for intravenous injection, or IVIG. Albumin has been used for almost 50 years to treat critically ill patients by assisting the maintenance of adequate blood volume and pressure. IVIG is used for certain disease prevention and treatment by enhancing specific immunity. These products use human plasma as their principal raw material. Sales of human albumin products represented approximately 38.2% and 42.3% of our total sales for the three months ended March 31, 2015 and 2014, respectively, and 39.3%, 44.1% and 44.6% of our total sales for 2014, 2013 and 2012, respectively. Sales of IVIG products represented approximately 46.7% and 36.5% of our total sales for the three months ended March 31, 2015 and 2014, respectively, and 40.4%, 38.0% and 39.0% of our total sales for 2014, 2013 and 2012, respectively. All of our products are prescription medicines administered in the form of injections.

Our sales model focuses on direct sales to hospitals and inoculation centers and is complemented by distributor sales. In the three months ended March 31, 2015, we generated sales of $70.4 million, an increase of 25.0% from the same period in 2014, and recorded net income attributable to our company of $23.2 million, an increase of 26.8% from the same period in 2014. In 2014, we generated sales of $243.3 million, an increase of 19.6% from 2013, and recorded net income attributable to our company of $70.9 million, an increase of 29.9% from 2013.

We operate and manage our business as one single segment. We do not account for the results of our operations on a geographic or other basis.

Corporate Information

China Biologic Products, Inc. was originally incorporated on December 20, 1989 under the laws of the State of Texas as Shepherd Food Equipment, Inc. On November 20, 2000, Shepherd Food Equipment, Inc. changed its corporate name to Shepherd Food Equipment, Inc. Acquisition Corp., or Shepherd. Shepherd is the survivor of a May 28, 2003 merger between Shepherd and GRC Holdings, Inc., or GRC, a Texas corporation. In the merger, the surviving corporation adopted the articles of incorporation and bylaws of GRC and changed its corporate name to GRC Holdings, Inc. On January 10, 2007, a plan of conversion became effective pursuant to which GRC was converted into a Delaware corporation and changed its name to China Biologic Products, Inc. On July 19, 2006, we completed a reverse acquisition with Logic Express Ltd., or Logic Express, a British Virgin Islands company, as a result of which Logic Express became our wholly owned subsidiary, the former shareholders of Logic Express became our then controlling stockholders, and Logic Express’s majority-owned PRC subsidiary, Shandong Taibang, became our majority-owned indirect subsidiary.

Our common stock was initially quoted on the over-the-counter market maintained by the Pink Sheets, LLC. On February 29, 2008, our common stock was approved for quotation on the Over-The-Counter Bulletin Board under the trading symbol “CBPO.OB.” On November 25, 2009, our common stock was approved for listing on the NASDAQ Global Market under the symbol “CBPO” and subsequently approved for listing on the NASDAQ Global Select Market on December 7, 2010.

Our principal executive offices are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People’s Republic of China. Our corporate telephone number is (8610) 6598-3111 and our fax number is (8610) 6598-3222. We maintain a website at http://www.chinabiologic.com that contains information about our company, but that information is not part of this prospectus or incorporated by reference herein.

The Securities We or the Selling Stockholders May Offer

We may offer or sell our common stock, preferred stock, and warrants in one or more offerings and in any combination either individually or as units comprised of one or more of the other securities. In addition, the selling stockholders to be named in a prospectus supplement may offer or sell, from time to time, shares of our common stock held by them. Each time securities are offered under this prospectus, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered.

We or the selling stockholders may sell the securities to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth below under “Plan of Distribution.” We or the selling stockholders, as well as any agents acting on our or their behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers, agents or other entities involved in the sale of securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may offer shares of our common stock, par value $0.0001 per share, either alone or underlying other registered securities convertible or exercisable into our common stock. The selling stockholders may offer shares of our common stock, par value $0.0001 per share. Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock. The holders of common stock have no preemptive rights. Holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. Currently, we do not pay a dividend and do not anticipate paying cash dividends in the foreseeable future.

Preferred Stock

Under the terms of our second amended and restated certificate of incorporation, or Certificate of Incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Each series of preferred stock, par value $0.0001 per share, if issued, will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of our liquidation, dissolution or winding up, voting rights and rights to convert into common stock. On January 8, 2015, our board of directors adopted a preferred shares rights agreement that granted a right to each holder of common stock then outstanding to purchase from us certain of our preferred stock at a discount under certain circumstances. We do not have any shares of our preferred stock presently outstanding and have no current plans to issue any shares of preferred stock.

Warrants

We may issue warrants for the purchase of common stock or preferred stock. We may issue warrants independently or together with other securities.

Units

We may issue units comprised of one or more of the other classes of securities issued by us as described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit.

RISK FACTORS

An investment in our securities involves a high degree of risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our securities. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2014 and any updates described in our subsequent Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement related to a particular offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

FORWARD-LOOKING STATEMENTS

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” “will,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and include statements regarding the intent, belief or current expectations of our company and management that are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the documents incorporated by reference under the caption “Risk Factors.”

This prospectus, each prospectus supplement and the information incorporated by reference in this prospectus and each prospectus supplement also contain statements that are based on management’s current expectations and beliefs, including estimates and projections about our company, industry, financial condition, results of operations and other matters. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein. For purposes of determining the ratios, earnings consist of the total of the following: (i) pre-tax income from continuing operations, (ii) adjustment for income or loss from equity investees, (iii) fixed charges, and (iv) distributed income of equity investees. Fixed charges consist of the total of the following: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) estimation of interest within rental expense.

We do not have any shares of preferred stock outstanding. Our ratio of earnings to combined fixed charges and preference dividends for each specified period is equivalent to our ratio of earnings to fixed charges for that period.

	Year ended December 31,					Three months ended March 31, 2015
	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges	25.3X	9.9X	63.2X	82.0X	32.3X	47.7X

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we expect to use the net proceeds from the sale of securities offered by us pursuant to this prospectus for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses and acquisitions of complementary products, technologies or businesses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. As a result, unless otherwise indicated in the prospectus supplement, our management will have broad discretion to allocate the net proceeds of the offerings. Pending their ultimate use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

The specific allocations of the proceeds we receive from the sale of our securities will be described in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as certain provisions of our Certificate of Incorporation and our third amended and restated bylaws, or Bylaws. This description is only a summary. You should also refer to our Certificate of Incorporation and Bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, or documents we have incorporated by reference.

General

Our authorized capital stock consists of 110,000,000 shares, all with a par value of $0.0001 per share, of which:

•	100,000,000 shares are designated as common stock; and
•	10,000,000 shares are designated as preferred stock.

As of March 31, 2015, there were 24,857,801 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock are entitled to receive such dividends, if any, as may from time to time be declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to one vote per share, and are entitled to vote upon such matters and in such manner as may be provided by law. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, holders of common stock, upon the liquidation, dissolution or winding up of our company, are entitled to share equally and ratably in the assets of our company. The outstanding shares of common stock are, and the shares of common stock to be offered or issuable upon conversion of other securities offered hereby when issued will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of any series of preferred stock that we may issue in the future.

Preferred Stock

No shares of preferred stock are outstanding. Although we currently have no plans to issue any shares of preferred stock, under our Certificate of Incorporation, our board of directors has the authority, without further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of each such series of preferred stock, any or all of which may be greater than or senior to those of the common stock. In November 2012, our board of directors designated 1,000,000 shares of our preferred stock as Series A Participating Preferred Stock in connection with our preferred share purchase rights. On January 8, 2015, our board of directors adopted a preferred shares rights agreement that granted a right to each holder of common stock then outstanding to purchase from us Series A Preferred Stock at a discount under certain circumstances. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; and
•	delaying or preventing a change in control of our company without further action by the stockholders.

Anti-Takeover Effects of Certain Provisions of Delaware Law

Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers, and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our Certificate of Incorporation provides for our board of directors to be divided into three classes serving staggered terms. One-third of our directors are elected each year. The existence of a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. In accordance with our Certificate of Incorporation, directors may be removed either for or without cause at any special meeting of stockholders duly called and held for such purpose.

Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. Our Bylaws do not give the board of directors the discretion to preclude stockholder nominations of candidates being brought before a special or annual meeting of the stockholders, or proposals regarding other business being brought before an annual meeting of the stockholders if in either case the proper advance notice procedures are followed. However, our Bylaws may have the effect of precluding a business being brought before a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our Certificate of Incorporation expressly authorizes our board of directors to adopt, amend or repeal our Bylaws, provided that any alteration, amendment or repeal of certain provisions of the Bylaws also requires affirmative vote of holders of two-thirds of the voting power of our then outstanding shares of capital stock, voting together as a single class.

Our Certificate of Incorporation provides that, except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting. Without the availability of stockholder’s actions by written consent, a holder of the requisite number of shares of our capital stock would not be able to amend our Bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, our chairman or our chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors, unless such holder holds at least 25% of our company’s entire capital stock issued and outstanding and entitled to vote, in which case our Bylaws allows such holder to call a special meeting of stockholders.

Anti-Takeover Effects of Our Preferred Shares Rights Agreement

On January 8, 2015, our board of directors authorized and declared a dividend of one right, or a Preferred Share Purchase Right, to each holder of common stock then outstanding that entitles any such registered holder to purchase from us certain of our preferred stock at a discount under certain circumstances. The complete terms of the Preferred Share Purchase Rights are set forth in a preferred shares rights agreement, or the Preferred Shares Rights Agreement, dated as of January 8, 2015, between us and the Securities Transfer Corporation, as the rights agent. Our board of directors adopted the Preferred Shares Rights Agreement to protect stockholders against unsolicited attempts to acquire control of our company that do not offer what our board of directors believes to be an adequate price to all stockholders or that our board of directors otherwise opposes. The Preferred Shares Rights Agreement provides, among other things, that when specified events occur, our stockholders will be entitled to purchase from us a newly created series of preferred stock. The Preferred Share Purchase Rights are triggered by the earlier to occur of (i) ten business days (or a later date determined by our board of directors before the rights are separated from our common stock) after the public announcement that a person or group has become an “acquiring person” by acquiring beneficial ownership of 15% or more of our outstanding common stock or (ii) ten business days (or a later date determined by our board of directors before the rights are separated from our common stock) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person. The issuance of preferred stock pursuant to the Preferred Shares Rights Agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Consequently, such Preferred Shares Rights Agreement has the effect of deterring unsolicited attempts to acquire control of our company and encouraging an acquirer to negotiate with our board of directors on a potential sale. Our board of directors had previously adopted a similar Preferred Shares Rights Agreement on November 19, 2012, which expired on November 20, 2014.

Transfer Agent and Registrar

Our independent stock transfer agent and registrar for our common stock is Securities Transfer Corporation. Its mailing address is 2591 Dallas Parkway, Suite #102, Frisco, Texas, 75034, and its telephone number is (469) 633-0101.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBPO.”

DESCRIPTION OF THE WARRANTS

General

We may issue warrants for the purchase of our preferred stock or common stock, or any combination thereof. Warrants may be issued independently or together with our preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants. The warrant agent will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants and the warrant agreement for that particular series.

The prospectus supplement relating to a particular series of warrants to purchase our common stock or preferred stock will describe the terms of the warrants, including the following:

•	the title of the warrants;
•	the offering price for the warrants, if any;
•	the aggregate number of warrants;
•	the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security;
•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;
•	the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the exercise price for the warrants;
•	the dates on which the right to exercise the warrants shall commence and expire;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	if applicable, a discussion of material U.S. federal income tax considerations;
•	the anti-dilution provisions of the warrants, if any;
•	the redemption or call provisions, if any, applicable to the warrants;
•	any provisions with respect to the holder’s right to require us to repurchase the warrants upon a change in control or similar event; and
•	any additional terms of the warrants, including procedures, and limitations relating to the exchange, exercise and settlement of the warrants.

Holders of warrants will not be entitled to:

•	vote, consent or receive dividends;
•	receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter; or
•	exercise any rights as our stockholders.

The descriptions of the warrants in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable warrant agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable warrant agreements because they, and not the summaries, define your rights as holders of the warrants. For more information, please review the forms of the relevant agreements, which will be filed with the SEC promptly in connection with the offering of warrants and will be available as described under the heading “Where You Can Find More Information.”

DESCRIPTION OF THE UNITS

We may issue units comprised of one or more of the other classes of securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under unit agreements to be entered into between us and a unit agent, as detailed in the prospectus supplement relating to the units being offered. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;
•	the terms of any unit agreement governing the units;
•	the provisions for the payment, settlement, transfer or exchange of the units;
•	material federal income tax considerations, if applicable; and
•	whether the units if issued as a separate security will be issued in fully registered or global form.

The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the forms of the relevant agreements, which will be filed with the SEC promptly in connection with the offering of units and will be available as described under the heading “Where You Can Find More Information.”

SELLING STOCKHOLDERS

Selling stockholders to be named in a prospectus supplement may, from time to time, offer and sell some or all of the shares of our common stock held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling stockholders may sell shares of our common stock held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling stockholders may also sell, transfer or otherwise dispose of some or all of our common stock held by them in transactions exempt from the registration requirements of the Securities Act.

We will provide you with a prospectus supplement, which will set forth the name of each selling stockholder and the number of shares of our common stock beneficially owned by such selling stockholder. The prospectus supplement also will disclose whether any of the selling stockholders have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell the securities offered through this prospectus (1) to or through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents, or (4) through a combination of any these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information, if applicable:

•	the terms of the offering;
•	the names of any underwriters, dealers or agents;
•	the name or names of any managing underwriter or underwriters;
•	the purchase price of the securities;
•	the net proceeds from the sale of the securities;
•	any delayed delivery arrangements;
•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;
•	any offering price to the public;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any commissions paid to agents.

Sale through underwriters or dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The prospectus supplement will include the names of the principal underwriters the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct sales and sales through agents

We and the selling stockholders may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us and the selling stockholders. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed delivery contracts

If the prospectus supplement indicates, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market making, stabilization and other transactions

Unless the applicable prospectus supplement states otherwise or the shares are offered by the selling stockholders, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we and the selling stockholders use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative transactions and hedging

We, the selling stockholders, the underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us, the selling stockholders or others (or, in the case of derivatives, securities received from us or the selling stockholders in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Electronic auctions

We and the selling stockholders may also make sales through the Internet or through other electronic means. Since we and the selling stockholders may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you should pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

The consolidated financial statements of China Biologic Products, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Those filings are also available to the public free of charge on our corporate website at www.chinabiologic.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our corporate website is not part of or incorporated into this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding any portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Current Report on Form 8-K, dated January 8, 2015 and filed on January 9, 2015;
•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 4, 2015;
•	our Current Report on Form 8-K, dated March 2, 2015 and filed on March 4, 2015;
•	our Current Report on Form 8-K, dated April 16, 2015 and filed on April 16, 2015;
•	information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2014 from our definitive proxy statement on Schedule 14A, filed on April 29, 2015;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 6, 2015;
•	the description of our common stock, $0.0001 par value per share, contained in our Registration Statement on Form 8-A, filed on December 1, 2009 pursuant to Section 12(b) of the Exchange Act; and
•	the description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, filed on January 9, 2015 pursuant to Section 12(b) of the Exchange Act.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the completion or termination of the offering, excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, at no cost to the requester, a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

China Biologic Products, Inc.
18th Floor, Jialong International Building
19 Chaoyang Park Road, Chaoyang District
Beijing 100125, People’s Republic of China
Attn: Investor Relations